Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Consolidated Financial Statements, Management’s Report on Internal Control over Financial Reporting and Reports of Independent Registered Public Accounting Firm

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Clorox Company
(Dollars in millions, except per share amounts)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of the Company’s financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. The MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. This MD&A includes the following sections:

•	Executive Overview

•	Results of Worldwide Operations

•	Financial Position and Liquidity

•	Contingencies

•	Quantitative and Qualitative Disclosure about Market Risk

•	New Accounting Pronouncements

•	Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

The Clorox Company (the Company or Clorox) is a leading manufacturer and marketer of consumer products with fiscal year 2007 revenues of $4,847. The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores and other retail outlets. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto-care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and KC Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. In addition, the Company has a number of leading brands in international markets, including those sold under the Poett®, Mistolin® and Ayudín® brand names. With approximately 7,800 employees worldwide, the Company manufactures products in more than 20 countries and markets them in more than 100 countries.

As of June 30, 2007, the Company operated through three reportable segments: the Household Group — North America, Specialty Group and International. The Household Group — North America segment includes U.S. laundry, cleaning, water-filtration, auto-care and professional products and all products marketed in Canada. The Specialty Group segment includes the plastic bags, wraps and containers business, charcoal, cat litter and food products marketed in the United States. The International segment includes operations outside the United States and Canada.

Strategic Initiatives

In May 2007, Clorox announced its Centennial Strategy. A key driver of the strategy is to accelerate sales by growing existing brands, expanding into adjacent product categories, entering new sales channels, increasing penetration within existing countries and pursuing new businesses in growing markets where the Company can sustain a competitive advantage. The strategy includes annual financial targets of 3-5% sales growth, and growth in the earnings before interest and taxes (EBIT) margin by 50-75 basis points. By achieving these financial goals, the

Company believes it can realize double-digit economic profit growth and average free cash flow of 10% of sales, or more. To achieve these financial objectives, the Company plans to leverage its previous strategy and its capabilities in the areas of the consumer, the customer and cost management to drive demand creation and to strengthen consumer lifetime loyalty through what the Company calls its 3D’s: Desire, Decide, and Delight.

Desire is about integrated pre-purchase communications that increase consumers’ awareness about how the Company’s brands meet their needs;

Decide is about winning at the store shelf, through superior packaging and execution of product assortment, merchandising, pricing and shelving; and

Delight is about continuing to offer high-quality, consumer-preferred products that exceed their expectations, so the consumers will keep coming back to the Company’s brands.

Further, the Company will continue to relentlessly drive out waste through its initiatives to cut costs and enhance margins. The savings generated through these initiatives, along with the Company’s strong free cash flow and ability to raise capital, will enable the Company to drive higher profitable growth and shareholder returns.

Fiscal Year 2007 Summary

Financial Highlights

The Company reported net earnings of $501 and diluted net earnings per common share of $3.26, or a 12% increase, for the year ended June 30, 2007. This compares to net earnings of $444 and diluted net earnings per common share of $2.90 for the year ended June 30, 2006, which included charges associated with historical stock option expense (described more fully in “Results of Worldwide Operations” below). Results for the year ended June 30, 2007, were driven by volume and net sales growth across all of the Company’s operating segments, especially in its International and Specialty Group segments. However, the Company continues to face a challenging competitive environment and cost and inflationary pressures. The Company is addressing these challenges through its Centennial Strategy which includes on-going cost savings programs, innovative product improvements and new products, and advertising and trade-promotional spending to support its brands.

Certain key fiscal year 2007 developments are summarized as follows:

•	The Company’s segments reported an overall 4% increase in net sales for the year ended June 30, 2007, primarily driven by price increases implemented in the prior fiscal year and volume growth (see “Results of Worldwide Operations” below for more information).

•	In May 2007, the Company introduced its plan to drive long-term growth through its Centennial Strategy, which is described above.

•	Beginning in its fourth quarter of fiscal year 2007, the Company announced that its quarterly cash dividend will be increased by 29% to 40 cents per share from 31 cents per share.

•	In January 2007, the Company named Larry Peiros as executive vice president and chief operating officer — North America, Beth Springer as executive vice president — strategy and growth, and Frank Tataseo as executive vice president — functional operations.

•	In December 2006, the Company entered into a definitive agreement to purchase bleach businesses in Canada and certain countries in Latin America. The Company acquired the bleach business in Canada on December 29, 2006, and the bleach businesses in Ecuador, Dominican Republic, Venezuela and Uruguay on February 28, 2007.

•	In October 2006, as part of its continuing efforts to cut costs and enhance margins, the Company entered into an Information Technology Services (ITS) Agreement with Hewlett-Packard (HP), a third-party service provider, effective in March 2007. In conjunction with implementing the ITS Agreement, the Company restructured certain Information Services (IS) activities.

•	Donald R. Knauss was named chairman and chief executive officer (CEO), effective October 2006. He succeeded Robert W. Matschullat, who served as the Company’s interim chairman and interim CEO.

RESULTS OF WORLDWIDE OPERATIONS

Management’s discussion and analysis of the results of worldwide operations, unless otherwise noted, compares fiscal year 2007 to fiscal year 2006, and fiscal year 2006 to fiscal year 2005, using percent changes calculated on a rounded basis, except as noted. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. In addition, the discussion of results of worldwide operations includes several measures not defined by accounting principles generally accepted in the United States of America (non-GAAP measures), including return on invested capital and free cash flow as a percentage of net sales. Management believes these measures provide investors with additional information about the underlying results and trends of the Company. Information about these non-GAAP measures is set forth in the paragraphs where they are discussed.

Consolidated Results

financial performance measures

				% Change
				2007	2006
				to	to
	2007	2006	2005	2006	2005

Net sales	$4,847	$4,644	$4,388	4%	6%
Gross profit margin	43.1%	42.2%	43.2%
Diluted net earnings per common share from continuing operations	$3.23	$2.89	$2.88	12	—
Return on invested capital	14.7%	13.3%	13.9%
Free cash flow as a % of net sales	11.6%	7.4%	14.0%

Net sales in fiscal year 2007 increased 4% compared to the prior period. Volume grew 2%, primarily due to increased shipments of home-care products, cat litter and the recently acquired bleach businesses in Canada and Latin America. Contributing to the volume growth in fiscal year 2007 were increased shipments of Fresh Step® scoopable cat litter with odor eliminating carbon, Clorox® disinfecting wipes, the launch of Clorox® disinfecting cleaner and Clorox® toilet-bowl cleaner, behind a product improvement. These were partially offset by lower shipments of Clorox 2® color-safe bleach primarily due to the impact of aggressive competitive activity, and Glad® products which were impacted by higher pricing, and aggressive competitive activity in the trash bags category. Sales growth outpaced volume growth, primarily due to the impact of price increases, partially offset by increased trade-promotion spending.

Net sales in fiscal year 2006 increased 6% compared to the prior period. Volume increased 1% as price increases impacted shipments, as anticipated. Sales growth outpaced volume growth primarily due to price increases and trade spending efficiencies. Contributing to the volume growth in fiscal year 2006 was the introduction of several new products and product improvements, including Clorox® Anywhere Hard Surfacetm daily sanitizing spray, Liquid-Plumr® Power Jettm instant clog remover, Kingsford® charcoal with Sure Fire Groovestm and Fresh Step® cat litter with odor-eliminating carbon. Also driving overall volume growth were strong shipments of home-care products within Latin America.

Gross profit increased 7% in fiscal year 2007, and increased as a percentage of net sales to 43.1% in fiscal year 2007 from 42.2% in fiscal year 2006. The increase was primarily due to the benefit of cost savings and price increases. These factors were partially offset by increased commodity costs, higher manufacturing and logistics costs and increased trade-promotion spending.

Gross profit increased 3% in fiscal year 2006, and decreased as a percentage of net sales to 42.2% in fiscal year 2006 from 43.2% in fiscal year 2005. This decline as a percentage of net sales was primarily due to significantly higher energy-related commodity, manufacturing and transportation costs, partially offset by pricing actions and cost savings.

Diluted net earnings per common share from continuing operations increased by $0.34 or 12% in fiscal year 2007. The increase was due to higher earnings from continuing operations driven by higher sales and cost savings.

Also contributing to the increase were after-tax charges in the prior year of $16, or 11 cents diluted EPS, associated with non-cash historical stock option compensation expense and $7, or 5 cents diluted EPS, related to the retirement of the former chairman and CEO from his positions.

Diluted net earnings per common share from continuing operations increased by $0.01 in fiscal year 2006. This reflected a decrease in common shares outstanding during fiscal year 2006 due to the share exchange of 61.4 million shares previously held by Henkel KGaA (Henkel) in November 2004 (refer to the “Earnings from Discontinued Operations” section for further discussion). Results for the fourth quarter and fiscal year included a cumulative after-tax charge of $16 resulting from non-cash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. The after-tax charge reduced reported fourth-quarter and full-year diluted EPS by 11 cents. Lower earnings from continuing operations was primarily due to significantly higher commodity costs, the correction for historical stock option accounting, costs associated with the retirement of the former chairman and CEO from his positions and incremental costs related to accounting for equity compensation under Statement of Financial Accounting Standards (SFAS) No. 123-R, Share-Based Payment, substantially offset by pricing actions and cost savings.

Return on invested capital (ROIC) is a non-GAAP measure used by management to evaluate the efficiency of its capital spending as a performance metric for its long-term incentive programs (for a detailed reconciliation of ROIC, refer to Exhibit 99.3). ROIC is defined by the Company as adjusted operating profit after taxes, excluding certain costs and expenses, divided by average invested capital. Average invested capital includes total assets less current liabilities (excluding short-term debt) before cumulative historical goodwill amortization, asset impairment and restructuring charges. ROIC increased by approximately 140 basis points during fiscal year 2007 due to higher adjusted operating profit and relatively flat average invested capital. The higher adjusted operating profit was primarily due to higher earnings from continuing operations driven by higher sales and cost savings, and $36 of prior year pretax incremental costs related to historical stock option compensation expense and the retirement of the former chairman and CEO from his positions. ROIC decreased approximately 60 basis points to 13.3% during fiscal year 2006 due to lower adjusted operating profit and higher invested capital. Adjusted operating profit in fiscal year 2006 includes $36 of pretax incremental costs described above, which lowered ROIC by 60 basis points. Invested capital increased slightly due to an increase in other assets as a result of the Company recording a net pension asset at June 30, 2006, compared to a net pension liability at June 30, 2005, for its domestic plan.

Free cash flow is a non-GAAP measure used by the Company’s management to help assess funds available for investing activities such as acquisitions and financing activities including debt payments, dividend payments and share repurchases. Free cash flow is calculated as cash provided by operations less capital expenditures. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures.

	2007	2006	2005

Cash provided by operations	$709	$522	$765
Less: capital expenditures	(147)	(180)	(151)

Free cash flow	$562	$342	$614

Free cash flow as a percentage of net sales increased to 11.6% in fiscal year 2007 from 7.4% in fiscal year 2006, primarily due to a $151 income tax settlement payment in fiscal year 2006, an increase in earnings from continuing operations and lower capital expenditures. Free cash flow, as a percentage of net sales, decreased to 7.4% in fiscal year 2006 from 14.0% in fiscal year 2005, primarily due to a decline in earnings from continuing operations, an incremental $57 tax payment pertaining to the fiscal year 2005 tax settlement and higher capital expenditures.

expenses

				% Change
				2007	2006
				to	to	% of Net Sales
	2007	2006	2005	2006	2005	2007	2006	2005

Selling and administrative expenses	$642	$631	$551	2%	15%	13.2%	13.6%	12.6%
Advertising costs	474	450	435	5	3	9.8	9.7	9.9
Research and development costs	108	99	88	9	13	2.2	2.1	2.0

Selling and administrative expenses increased 2% in fiscal year 2007 primarily due to transition fees related to the Company’s ITS Agreement (see “Restructuring and asset impairment costs” section below), higher sales commissions and the second year impact of adopting SFAS No. 123-R, and incremental costs to support the Company’s new strategy. These increases were partially offset by the fiscal year 2006 pretax charges of $25 associated with non-cash historical stock option compensation expense and $11 related to the retirement of the former chairman and CEO from his positions.

Selling and administrative expenses increased 15% in fiscal year 2006 partially due to a pretax cumulative charge of $25 resulting from non-cash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. Also contributing to the increase was additional pretax share-based compensation costs of $24 upon the adoption of SFAS No. 123-R, and a charge of $11 due to the retirement of the former chairman and CEO from his positions.

Advertising costs increased 5% in fiscal year 2007 as a result of higher spending behind continued advertising for Fresh Step® scoopable cat litter with odor eliminating carbon which was launched in the third quarter of fiscal year 2006, new product launches primarily in the home-care division, other marketing investment for established brands and growth initiatives in Canada and Latin America.

Advertising costs increased 3% in fiscal year 2006 as a result of higher spending for new product launches and increased marketing investment in established brands.

Research and development costs increased 9% in fiscal year 2007 as a result of increased headcount and investment in innovation.

Research and development costs increased 13% in fiscal year 2006 as a result of increased investment in innovation and higher compensation expense.

The following table summarizes restructuring and asset impairment costs, interest expense, other (income), net and income taxes on continuing operations:

	2007	2006	2005

Restructuring and asset impairment costs	$13	$1	$36
Interest expense	113	127	79
Other (income), net	(2)	(2)	(23)
Income taxes on continuing operations	247	210	212

Restructuring and asset impairment costs of $13 in fiscal year 2007 included $9 of restructuring costs associated with the ITS agreement as described below, which are included as part of the Company’s Corporate segment and $4 of asset impairment costs, which are included as part of the Specialty Group segment.

During fiscal year 2007, the Company entered into an ITS agreement and restructured certain IS activities. The Company incurred administrative expenses and restructuring costs of approximately $23 during its fiscal year ending June 30, 2007, primarily associated with transition and severance costs. In fiscal year 2007, transition costs of $14 were recorded in administrative expense and severance and other related costs of $9 were recorded as restructuring costs which are included as part of the Company’s Corporate segment. Total restructuring payments through June 30, 2007, were $9 and the total accrued restructuring liability as of June 30, 2007, was zero.

Restructuring and asset impairment costs of $36 in fiscal year 2005 included $26 for asset impairment and $6 for severance and other costs related to the second phase of the Glad® supply chain restructuring. This phase included closing a manufacturing facility and assigning remaining production to certain of the Company’s North America plants and third-party suppliers. The Company also recorded asset impairment charges and severance costs of $4 related to manufacturing operations in the International segment.

During the fourth quarter of fiscal year 2007 and the first quarter of fiscal year 2008, the Board of Directors approved initiatives to simplify the Company’s supply chain (Supply Chain restructuring) and terminate certain new venture investments in line with the Company’s Centennial Strategy. This Supply Chain restructuring involves closing certain domestic and international manufacturing facilities and redistributing production between the remaining facilities and third-party producers to optimize available capacity and reduce operating costs. As a result of this initiative, a number of positions will be eliminated. The Company anticipates this restructuring to be completed by fiscal year 2010. The total cost of implementing this Supply Chain restructuring is estimated to be between $32 and $39, of which $28 to $34 is expected to be incurred in fiscal year 2008. The projected annual savings at the completion of this restructuring is expected to be approximately $23 to $24. No significant charges were incurred during fiscal year 2007 (Note 3).

In addition, the Company expects to incur charges related to the write-down of certain new venture investments. The Company anticipates the initiative to be completed in fiscal year 2008 with total costs to be in the range of $21 to $24. During fiscal year 2008, the Company anticipates asset impairment costs of $18 to $21 in the Specialty Group segment. The remaining estimated asset impairment costs will be spread across the Household Group — North America and Corporate segments. No charges were incurred during fiscal year 2007.

Interest expense decreased $14 in fiscal year 2007, driven primarily by lower debt levels as a result of a decrease in average commercial paper borrowings and a $150 debt repayment in the third quarter of fiscal year 2007. These were partially offset by higher interest rates.

Interest expense increased $48 in fiscal year 2006, driven primarily by a full year of interest costs associated with the $1,650 in senior notes related to the Henkel share exchange and higher interest rates.

Other income (expense), net of $2 in fiscal year 2007 included interest income of $8 and equity earnings of $8. Partially offsetting this income were amortization of intangible assets of $5, foreign exchange losses of $4 and operating expenses from the Company’s investment in low-income housing partnerships of $4.

Other income, net of $2 in fiscal year 2006 included interest income of $10 and equity earnings of $7. Partially offsetting this income were operating expenses of $15 from the Company’s investment in low-income housing partnerships.

Other income, net of $23 in fiscal year 2005 included $25 related to the gain on the exchange and equity earnings from the Company’s investment in Henkel Iberica, S.A. (Henkel Iberica), which was transferred to Henkel as part of the share exchange (refer to the “Earnings from Discontinued Operations” section below for further discussion). In addition, the Company recorded an $11 foreign currency transaction gain in the fourth quarter of fiscal year 2005 (Note 18). Partially offsetting these gains were operating expenses of $16 from the Company’s investment in low-income housing partnerships (Note 18).

The effective tax rate on continuing operations was 33.2%, 32.1% and 29.1% in fiscal years 2007, 2006 and 2005, respectively. The fiscal year 2007 tax rate was higher than in fiscal year 2006 primarily due to tax benefits recognized on foreign earnings repatriated in fiscal year 2006, offset partially by lower net tax-contingency accruals in fiscal year 2007, primarily as a result of the settlement of federal tax issues for the fiscal years 1997 to 2000.

The fiscal year 2006 tax rate was higher than the fiscal year 2005 tax rate primarily due to the fiscal year 2005 release of tax accruals related to a tax settlement with the IRS and the nontaxable gain on the fiscal year 2005 exchange in the equity investment in Henkel Iberica. These two items were partially offset by fiscal year 2006 releases of tax accruals for state and federal taxes as well as higher fiscal year 2005 tax accruals on earnings repatriated in fiscal year 2006 under the American Jobs Creation Act (AJCA).

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109. For additional information, refer to the information set forth under the caption “New Accounting Pronouncements” below.

earnings from discontinued operations

	2007	2006	2005

Gain on exchange	$—	$—	$550
Earnings from exchanged businesses	—	1	37
Reversal of deferred taxes from exchanged businesses	—	—	6
Income tax benefit (expense) on discontinued operations	5	—	(14)

Total earnings from discontinued operations	$5	$1	$579

Diluted earnings per share from discontinued operations	$0.03	$0.01	$3.23

On November 22, 2004, the Company completed the exchange of its ownership interest in a subsidiary for Henkel’s interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company’s outstanding common stock. The parties agreed that the Company would provide exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox’s existing insecticides and Soft Scrub® cleanser businesses, its 20% interest in the Henkel Iberica joint venture, and $2,095 in cash. The fair value of the businesses was determined through arm’s-length negotiations supported by traditional valuation methodologies that included discounted cash flow calculations and sales and earnings multiples.

The gain on exchange, earnings from exchanged businesses and reversal of deferred taxes were related to the Company’s transaction with Henkel.

Diluted earnings per share from discontinued operations in fiscal year 2007 was due to an income tax benefit of $5 related to the sale of certain assets remaining from the Company’s discontinued operations in Brazil (Note 2). Diluted earnings per share from discontinued operations decreased in fiscal year 2006 primarily due to the end of interim production of insecticides and Soft Scrub® following the Henkel share exchange.

Segment Results

household group — north america

				% Change
				2007	2006
				to	to
	2007	2006	2005	2006	2005

Net sales	$2,140	$2,113	$2,013	1%	5%
Earnings from continuing operations before income taxes	671	671	629	—	7

Fiscal year 2007 versus fiscal year 2006:  Volume and net sales increased 1% while earnings from continuing operations before income taxes remained flat during fiscal year 2007. The volume growth was driven primarily by the recently acquired bleach business in Canada and increased shipments of home-care products, partially offset by lower shipments of certain laundry-care products. Net sales increased due to volume growth and the impact of price increases, partially offset by higher trade-promotion spending in response to aggressive competitive activity, and product mix. Earnings from continuing operations before income taxes remained flat as higher net sales and the benefits of cost savings were offset by increased commodity costs and logistics costs.

Shipments of laundry and home-care products remained flat during fiscal year 2007. Strong shipments of Clorox® disinfecting wipes, the launch of Clorox® disinfecting cleaner and increased shipments of Clorox® toilet-bowl cleaner were offset by lower shipments of Clorox 2® color-safe bleach primarily due to the impact of competitive activity.

Shipments in Canada increased 11% during fiscal year 2007 primarily as the result of the recently acquired bleach business.

Shipments of Brita® U.S. and automotive-care products decreased 4% and 2%, respectively, primarily due to the impact of increased pricing on consumption, as anticipated.

Fiscal year 2006 versus fiscal year 2005:  Net sales and earnings from continuing operations before income taxes increased while volume declined 1% during fiscal year 2006. The volume decline was driven primarily by the impact of price increases, as anticipated. The variance between net sales and volume was driven by the impact of higher pricing and trade-promotion spending efficiencies. The increase in earnings from continuing operations before income taxes is primarily due to the benefits of cost savings and higher net sales, partially offset by significantly higher costs for raw materials, manufacturing, and transportation and other energy-related costs.

Shipments of laundry and home-care products remained flat during fiscal year 2006, primarily due to strong shipments of home-care products, including Clorox® disinfecting wipes and Pine-Sol® cleaner. These increases were offset by lower shipments of laundry-care products due to the impact of price increases on consumption and lower trade-promotion spending.

Shipments of Brita® U.S. products decreased by 7% during fiscal year 2006 primarily due to the impact of increased pricing on consumption.

Shipments of automotive-care products decreased 5% during fiscal year 2006 primarily due to the impact of higher pricing on consumption and decreased market demand in Armor All® gels, partially offset by increased shipments of STP® products.

specialty group

				% Change
				2007	2006
				to	to
	2007	2006	2005	2006	2005

Net sales	$1,990	$1,892	$1,788	5%	6%
Earnings from continuing operations before income taxes	534	460	435	16	6

Fiscal year 2007 versus fiscal year 2006:  Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2007. Volume growth of 1% was driven primarily by increased shipments of cat litter due to a product improvement. Net sales growth outpaced volume growth primarily due to the impact of price increases, as anticipated, partially offset by increased trade-promotion spending in response to competitive activity. Growth in earnings from continuing operations before income taxes was primarily driven by increased net sales and the benefits from cost savings, partially offset by higher commodity costs, increased advertising and manufacturing and logistics costs.

Shipments of Glad® products decreased 1% during fiscal year 2007. This decrease was primarily driven by the impact of higher pricing, as anticipated, and aggressive competitive activity in the trash bags category, partially offset by GladWare® Containers with Interlocking lids which was launched in the third quarter of fiscal year 2006.

Shipments of food products remained flat during fiscal year 2007. Lower shipments of KC Masterpiece® sauces, primarily driven by competitive activity, were offset by increased shipments of Hidden Valley® salad dressing.

Shipments of cat litter increased 8% during fiscal year 2007. This increase was primarily driven by Fresh Step® scoopable cat litter, behind a significant product improvement and increased advertising.

Shipments of Kingsford® charcoal products decreased 1% during fiscal year 2007. This decrease was primarily driven by the impact of higher pricing, as anticipated.

Fiscal year 2006 versus fiscal year 2005:  Net sales and earnings from continuing operations before income taxes increased while volume remained flat during fiscal year 2006. Flat volume growth was driven primarily by increased shipments of new Kingsford® and cat litter product improvements offset by decreased shipments of Glad® and food products due to price increases, as anticipated. The variance between net sales and volume was primarily due to the impact of price increases, as anticipated, and trade-promotion spending efficiencies in fiscal year 2006. Growth in earnings from continuing operations before income taxes was primarily driven by increased net sales, cost savings and a favorable comparison to the year-ago period when the Company recorded restructuring and asset impairment charges related to the Glad® product supply chain. These factors were partially offset by significantly higher raw material, manufacturing, transportation and energy-related costs in fiscal year 2006.

Shipments of Glad® products decreased 3% during fiscal year 2006. This decrease was primarily driven by the impact of higher pricing, as anticipated, and lower shipments of Glad® Press n’ Seal® wrap as a result of softer consumption trends, partially offset by a slight increase in Glad® trash bag shipments.

Shipments of food products decreased 1% during fiscal year 2006. This decrease was primarily driven by lower shipments of KC Masterpiece® sauces driven by competitive activity, partially offset by increased shipments of Hidden Valley® salad dressing.

Shipments of cat litter increased 5% during fiscal year 2006. This gain was primarily driven by significantly increased shipments of Scoop Away® and Fresh Step® cat litter driven by category and distribution growth, increased advertising and the launch of scoopable litter with odor-eliminating carbon in fiscal year 2006.

Shipments of Kingsford® charcoal products increased 1% during fiscal year 2006, driven primarily by the launch of charcoal briquets with Sure Fire Groovestm and increased advertising, partially offset by the impact of higher pricing, as anticipated.

international

				% Change
				2007	2006
				to	to
	2007	2006	2005	2006	2005

Net sales	$717	$639	$587	12%	9%
Earnings from continuing operations before income taxes	141	129	123	9	5

Fiscal year 2007 versus fiscal year 2006:  Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2007. Volume growth of 9% was driven by increased shipments of home-care products in Latin America, primarily due to market and category growth and the recently acquired bleach businesses in certain Latin American countries. The variance between net sales and volume growth was primarily driven by pricing and favorable foreign exchange rates. Growth in earnings from continuing operations before income taxes reflects the benefit of higher net sales and costs savings, partially offset by the impact of increased selling and administrative costs and higher raw material costs.

Fiscal year 2006 versus fiscal year 2005:  Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2006. Volume growth of 6% was driven by increased shipments of home-care products in Latin America due to market and category growth, partially offset by lower volume in Australia, in part, resulting from the discontinuation of a low-margin product line in early fiscal year 2006. The variance between net sales and volume growth was primarily due to the impact of price increases, as anticipated. Growth in earnings from continuing operations before income taxes reflects the benefit of higher net sales and costs savings partially offset by the impact of significantly higher raw material and transportation costs.

corporate, interest and other

				% Change
				2007	2006
				to	to
	2007	2006	2005	2006	2005

Losses from continuing operations before income taxes	$(603)	$(607)	$(458)	(1)%	33%

Fiscal year 2007 versus fiscal year 2006:  The losses from continuing operations before income taxes attributable to Corporate, Interest and Other decreased by $4, or 1%, in fiscal year 2007, primarily due to pretax charges in the prior year of $25 associated with non-cash historical stock option compensation expense and $11 related to the retirement of the former chairman and CEO from his positions. Also contributing to the decrease were lower interest costs, due to a $150 debt repayment in the third quarter of fiscal year 2007 and lower commercial paper borrowings due to strong operating cash flows, and operating expenses from low-income housing investments. These decreases were partially offset by costs related to the Company’s ITS Agreement, incremental costs to support the Company’s new strategy, increased foreign exchange losses and other smaller items.

Fiscal year 2006 versus fiscal year 2005:  The losses from continuing operations before income taxes attributable to Corporate, Interest and Other increased by $149, or 33%, in fiscal year 2006, primarily due to increased interest costs associated with the offering of $1,650 in senior notes and higher interest rates, additional share-based compensation costs recognized upon the adoption of SFAS No. 123-R, a pretax cumulative charge of $25 resulting from non-cash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996, an $11 charge due to the retirement of former chairman and CEO from his positions and an unfavorable comparison in the year-ago period when the Company recognized a nonrecurring gain on the exchange of equity in Henkel Iberica.

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the financial position and liquidity describes the Company’s consolidated operating, investing and financing activities, contractual obligations and off balance sheet arrangements. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion.

The Company’s financial position and liquidity remained strong during fiscal year 2007, due to the continued strength of operating cash flows. During fiscal year 2007, the Company remained disciplined in its capital spending and used strong cash flows to purchase bleach businesses in Canada and certain Latin American countries, pay down debt, increase dividends and continue share repurchases to offset the impact of share dilution related to share-based awards.

The following table summarizes cash activities:

	2007	2006	2005

Cash provided by continuing operations	$709	$514	$728
Cash used for investing by continuing operations	(268)	(161)	(154)
Cash used for financing by continuing operations	(456)	(462)	(552)

Operating Activities

Net cash provided by continuing operations increased to $709 in fiscal year 2007 from $514 in fiscal year 2006. The year-over-year increase was primarily due to a $151 income tax settlement payment, as described below, in the first quarter of fiscal year 2006.

Net cash provided by continuing operations decreased to $514 in fiscal year 2006 from $728 in fiscal year 2005. The year-over-year decrease was primarily due to increased working capital and the settlement of income tax matters as described below.

In April 2005, the Company reached a settlement agreement with the IRS which resulted in federal and state tax and interest payments of $151 in the first quarter of fiscal year 2006 and $94 in fiscal year 2005. During fiscal year 2006, the Company also repatriated approximately $265 of cash previously held in foreign entities. Of this amount, $111 represented dividends paid under the terms of the AJCA that the Company used for reinvestment in certain qualified activities.

Investing Activities

Capital expenditures were $147 in fiscal year 2007, $180 in fiscal year 2006, and $151 in fiscal year 2005. Capital spending as a percentage of net sales was 3.0%, 3.9%, and 3.4% for fiscal years 2007, 2006, and 2005, respectively. Capital expenditures are in line with the Company’s long-term target of 4% or less of net sales. Lower capital spending during fiscal year 2007 was driven primarily by lower spending on information technology projects compared to fiscal year 2006. Higher capital spending during fiscal year 2006 was driven in part by additional investment related to planned food and charcoal manufacturing capacity expansion.

The Company purchased bleach businesses in Canada, effective December 29, 2006, and in certain Latin American countries, effective February 28, 2007, for an aggregate price of $123, with the objective of expanding its global bleach business. The transactions were structured as all cash acquisitions and operating results of the acquired businesses are included in the consolidated net earnings of the Household Group — North America and International segments for the fiscal year ended June 30, 2007, from their respective dates of acquisition. During fiscal year 2007, the acquisition provided $31 in net sales.

Financing Activities

capital resources and liquidity

In March 2007, the Company paid off $150 of debt which became due. The payment was financed through operating cash flows. In December 2007, $500 of debt will become due and payable. The Company anticipates refinancing the debt repayment.

The Company continues to maintain strong credit ratings as of June 30, 2007 and 2006, as shown in the table below, and was in compliance with all restrictive covenants and limitations as of June 30, 2007 and 2006.

	Short-Term	Long-Term

Standard and Poor’s	A-2	A-
Moody’s	P-2	A3
Fitch	F-2	A-

In August 2007, Fitch and Standard & Poor’s revised the Company’s long-term credit rating to BBB+ after the Company announced its intent to repurchase shares in an aggregate amount of up to $750 based on the Company’s existing authorization (see “Share Repurchases and Dividend Payments” section below). The short-term credit rating remained unchanged. In addition, Moody’s indicated that it has put Clorox’s ratings under review for possible downgrade but also indicated it is unlikely that their ratings would be lowered by more than one notch as a result of this review.

The Company’s credit facilities as of June 30 were as follows:

	2007	2006

Revolving credit line	$1,300	$1,300
Foreign and other credit lines	95	49

Total	$1,395	$1,349

As of June 30, 2007, there were no borrowings under the $1,300 revolving credit agreement, which is available for general corporate purposes and to support additional commercial paper issuances. Of the $1,300 revolving credit agreement, $165 expires in December 2009, and the remainder expires in December 2010. In addition, at June 30, 2007, the Company had $95 foreign working capital credit lines and other facilities, of which $79 was available for borrowing.

Based on the Company’s working capital requirements, the current borrowing availability under its credit agreements, its strong credit ratings, and its expected ability to generate positive cash flows from operations in the future, the Company believes it will have the funds necessary to meet all of its financing requirements and other fixed obligations as they become due. Should the Company undertake transactions requiring funds in excess of its current cash levels and available credit lines, it might consider the issuance of debt or other securities to finance acquisitions, to repurchase shares, to refinance debt or to fund other activities for general business purposes.

share repurchases and dividend payments

The Company has two share repurchase programs: an open-market program, which had, as of June 30, 2007, a total authorization of $750, and a program to offset the impact of share dilution related to share-based awards (evergreen program), which has no authorization limit.

The open-market program was approved by the Company’s Board of Directors in May 2007, and it replaced the July 2002 and July 2003 share repurchase open-market programs.

No shares were repurchased under the open-market programs in fiscal years 2007 and 2006. Share repurchases under the evergreen program were $155 (2.4 million shares) in fiscal year 2007 and $135 (2.4 million shares) in fiscal year 2006.

On August 10, 2007, the Company entered into an accelerated share repurchase (ASR) program with two investment banks. Under the ASR program, the Company repurchased $750 of its shares of common stock from the investment banks for an initial per share amount of $59.59, subject to adjustment. The Company financed the purchase of its shares with cash and commercial paper. Final settlement of the ASR program is scheduled to take place by January 2008. The final number of shares the Company is repurchasing under the terms of the agreement and the timing of the final settlement will depend on prevailing market conditions, the final discounted volume weighted average share price over the term of the ASR program and any other customary adjustments. As part of the final settlement, the Company may receive additional shares from the investment banks or may be required to pay to the investment banks a price adjustment. The price adjustment may be made in common stock or cash, at the Company’s election. As this ASR occurred subsequent to June 30, 2007, it is not reflected in the accompanying Consolidated Financial Statements.

On May 24, 2007, the Company announced an increase in the quarterly dividend rate from $0.31 per share to $0.40 per share. Dividends paid in fiscal year 2007 were $183 or $1.20 per share.

contractual obligations

The Company had contractual obligations payable or maturing (excluding commercial paper borrowings, planned funding of pensions and other post-retirement benefits) in the following fiscal years:

At June 30, 2007	2008	2009	2010	2011	2012	Thereafter	Total

Operating leases	$26	$23	$21	$16	$14	$41	$141
ITS Agreement (service agreement only)(1)	38	38	35	35	35	43	224
Purchase obligations	215	59	20	12	9	1	316
Long-term debt maturities including interest payments(2)	585	71	646	347	29	661	2,339
Net terminal obligation pursuant to Venture Agreement	—	—	—	—	—	263	263
Other	2	1	—	1	—	—	4

Total contractual obligations	$866	$192	$722	$411	$87	$1,009	$3,287

(1)	In October 2006, the Company entered into an ITS Agreement with HP, a third-party service provider. Upon the terms and subject to the conditions set forth in the ITS Agreement, HP is providing certain information technology and related services as well as information technology equipment through an operating lease. The services and operating lease began in March 2007 and will continue through October 2013. The total minimum contractual obligations at June 30, 2007, are $241, of which $17 are included in operating leases. The minimum contractual obligations are based on an annual service fee that will be adjusted periodically based upon updates to services and equipment provided.

(2)	The interest rate in effect as of June 30, 2007, was used to estimate the future interest payments on the floating rate debt. Refer to Note 10 for terms of the Company’s long-term debt.

Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to short-term advertising and inventory purchases. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include firm commitments for raw material purchases and contract manufacturing services, utility agreements, capital-expenditure agreements, software acquisition and license commitments, and service contracts.

off balance sheet arrangements

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks, pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. The Company’s aggregate maximum exposure from these agreements is $291, which consists primarily of an indemnity of up to $250 made to Henkel in connection with the Share Exchange Agreement, subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal and other matters.

In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel’s taxes on the transaction if the Company’s actions result in a breach of the representations and warranties in a manner that causes the share-exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount, and the Company does not have the information that would be required to calculate this exposure. The Company does note, however, that the potential tax exposure, if any, could be very significant as the Company believes Henkel’s tax basis in the shares exchanged is low, and the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed prior to the expiration of the statute of limitations period for assessing taxes on the share exchange transaction.

The Company is a party to letters of credit of $24, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2007.

CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $23 and $27 at June 30, 2007 and 2006, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2007 and 2006. The Company is subject to a cost-sharing arrangement with another party for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for their own such fees. The other party in this matter reported a substantial net loss for calendar year 2006. If the other party with whom Clorox shares joint and several liability is unable to pay its share of the response and remediation obligations, Clorox would likely be responsible for such obligations. In October 2004, the Company and the other party agreed to a consent judgment with the Michigan Department of Environmental Quality, which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

On August 4, 2006, a derivative action purportedly on behalf of the Company was filed in the Superior Court of California, Alameda County, against certain current and former directors and officers of the Company. Specifically, the plaintiff alleges, among other things, breach of fiduciary duties and waste of corporate assets. These allegations relate to the non-cash compensation expense the Company recorded during the fourth quarter of fiscal year 2006, following a review of its stock option practices. The complaint demands, among other forms of relief, judgment in the form of monetary damages sustained by the Company as a result of such practices. On September 1, 2006, the Company filed a motion to dismiss the case. On November 3, 2006, the plaintiff filed an amended complaint naming additional defendants and asserting additional claims including allegations of violations of Section 16(b) of the Securities Exchange Act of 1934. On December 1, 2006, the Company removed the case to the United States District Court for the Northern District of California. On December 22, 2006, the Company filed a motion to dismiss the amended complaint. On April 27, 2007, the parties entered into a stipulation whereby they agreed, subject to court approval, that the amended complaint will be dismissed and that the plaintiff will have until May 30, 2007, to demand that the Board of Directors pursue the claims in the amended complaint on behalf of the Company. The plaintiff has sent the Board a demand letter and the Board is currently reviewing this matter. The plaintiff will have 30 days from the date of the Board’s response to this demand letter in which to file a second amended complaint challenging the Board’s decision.

While there can be no assurance as to the ultimate disposition of this action, the Company does not believe that its resolution will have a material adverse effect on its financial position, results of operations or cash flow. Since the Company believes that the likelihood of sustaining a material loss is remote, the Company has not accrued a liability at June 30, 2007.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk. In the normal course of business, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases, options and futures contracts. Derivative contracts are entered into for nontrading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

Sensitivity Analysis

For fiscal year 2007, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrates the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, market rates or prices. The results of the sensitivity analyses for foreign-currency derivative contracts and commodity derivative contracts are summarized below. Actual changes in foreign-exchange rates or market prices may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly offset by an inverse change in the value of the underlying hedged items.

The Company periodically assesses and takes action to mitigate its exposure to interest-rate risk, and as of June 30, 2007, the Company had no outstanding interest-rate contracts.

Foreign Currency Derivative Contracts

The Company seeks to minimize the impact of certain foreign-currency fluctuations by hedging transactional exposures with foreign-currency forward and option contracts. The Company’s foreign-currency transactional exposures pertaining to derivative contracts exist primarily with the Canadian and Australian Dollar, and certain other currencies. Based on a hypothetical decrease (or increase) of 10% in the value of the U.S. Dollar against the currencies for which the Company has derivative instruments at June 30, 2007, the Company would incur foreign-currency derivative losses (or gains) of $4.

Commodity Derivative Contracts

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. These commodities include, among others, chlor-alkali, linerboard, diesel, solvent, jet fuel, soybean oil and corn. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts. Based on a hypothetical decrease (or increase) of 10% in commodity prices, the estimated fair value of the Company’s commodity derivative contracts would decrease (or increase) by $7, resulting in decreases (or increases) to accumulated other comprehensive income and net earnings or losses of $7 for fiscal year 2007.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN 48. This interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to uncertainties as they relate to income tax accounting. FIN 48 will be adopted by the Company at the beginning of its fiscal year ending June 30, 2008, as required. The cumulative effect of the interpretation will be reflected as an adjustment to beginning retained earnings upon adoption. While the Company is still assessing the impact of FIN 48 on its consolidated financial statements, it currently estimates that the cumulative effect of the adoption of FIN 48 may be a decrease to shareholders’ equity of between $8 and $10 and a reclassification of between $45 and $55 from working capital accounts to long-term liabilities. The estimated impact is subject to revision as the Company completes its analysis.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. This statement will be adopted by the Company beginning in its fiscal year ending June 30, 2009, as required. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. SFAS No. 159 provides the option to measure, at fair value, eligible financial instrument items using fair value, which are not otherwise required to be measured at fair value. The irrevocable decision to measure items at fair value is made at specified election dates on an instrument-by-instrument basis. Changes in that instrument’s fair value must be recognized in current earnings in subsequent reporting periods. If elected, the first measurement to fair value is reported as a cumulative-effect adjustment to the opening balance of retained earning in the year of adoption. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on its consolidated financial statements, if it elects to measure eligible financial instruments at fair value. The standard is effective for the Company beginning in its fiscal year ending June 30, 2009.

In June 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires an entity to recognize in its balance sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans). SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, in the year in which such changes occur, to the extent such changes are not recognized in earnings as components of net periodic benefit cost. This statement also requires plan assets and obligations to be measured as of the Company’s balance sheet date, which is consistent with the Company’s practice.

Prior to the adoption of SFAS No. 158, the Company accounted for its defined benefit post-retirement plans under SFAS No. 87, Employers Accounting for Pensions and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation (ABO) liability exceeded the fair value of plan assets. Any adjustment was recorded as a non-cash charge to accumulated other comprehensive income in shareholders’ equity. SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee’s service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were disclosed but not immediately recognized; rather they were deferred and recognized ratably over future periods. Employee benefit plans and the impact of adopting SFAS No. 158 are more fully described in Note 20.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management’s estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for promotion programs, foreign-currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies, and other external market and economic conditions. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade-promotions and other discounts.

The Company routinely commits to one-time or on-going trade-promotion programs with customers. Programs include cooperative marketing programs, shelf-price reductions, advantageous end-of-aisle or in-store displays of the Company’s products, graphics, introductory marketing funds and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s estimated costs of trade-promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s June 30, 2007, accrual estimates were to differ by 10%, the impact on net sales would be approximately $7.

Valuation Of Intangible Assets And Property, Plant And Equipment

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company’s impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign-exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when book value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between book value and fair value of the reporting unit, which is determined based on the net present value of estimated future cash flows. The Company tests its goodwill and indefinite-lived intangible assets annually for impairment in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The Company performed its annual review of goodwill and indefinite-lived intangible assets in the third quarter of fiscal year 2007 and determined that there were no instances of impairment. A 10% decline in the fair values of the indefinite-lived intangible assets would not have changed the results of the Company’s annual review above.

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews for idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying value of the asset exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company has various individual and group compensation and retirement income programs, including an incentive compensation program, a profit sharing element of The Clorox Company 401(k) plan and share-based compensation programs.

incentive compensation and profit sharing programs

Company contributions to the 401(k) plan and payments to managerial staff for the annual incentive compensation program are subject to the Company achieving certain fiscal year performance targets. The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. The Company’s contributions to the profit sharing component above 3% of eligible employee earnings are discretionary and are based on achieving financial targets including sales growth, earnings per share and asset utilization. The Company accrues for these costs quarterly based on estimated annual results. At June 30, 2007, the Company accrued $21 for such costs and anticipates making a profit sharing contribution to the 401(k) plan in the first quarter of fiscal year 2008.

share-based compensation

The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the income statement in fiscal year 2007 was $49 and $19, respectively. As of June 30, 2007, there was $59 of total unrecognized compensation cost related to nonvested stock options, restricted stock, and performance unit awards, which is expected to be recognized over a weighted average remaining vesting period of 2 years.

The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Previously, under SFAS No. 123, Accounting for Stock-Based Compensation, the

Company did not utilize separate employee groupings in the determination of stock option values for disclosure purposes. The Company now estimates stock option forfeitures based on historical data for each employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. During fiscal year 2007, adjustments totaled less than $1.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2007 would have increased by less than $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2007 would have increased by $1.

The Company’s performance unit grants subsequent to the adoption of SFAS No. 123-R provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed.

Prior to the adoption of SFAS No. 123-R, the Company granted to certain members of management performance units that provided for the issuance of common stock if the Company’s total shareholder return over a period of time met specified performance goals based on comparisons with the performance of a selected peer group of companies. In fiscal year 2007, after determining it was likely that certain performance goals would be met, the Company recorded the fiscal year 2004 performance unit grants, which are scheduled to vest in September 2007 if the performance goals are met. At June 30, 2007, the Company had recognized $5 of compensation expense associated with the fiscal year 2004 performance unit grants. If the performance goals for its fiscal year 2004 performance unit grants are not met, the Company may reverse all or a portion of the compensation expense recognized to date. The unrecognized expense for the performance unit grants scheduled to vest in September 2007 is less than $1. Refer to Note 16 of the Notes to Consolidated Financial Statements for further discussion of share-based compensation plans.

retirement income plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2007, the Company used a long-term rate of return on plan assets assumption of 8.25% and a beginning of year discount rate assumption of 6.25%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, at June 30, 2007, a decrease of 1% in the discount rate would increase pension liability by approximately $50, and potentially increase fiscal year 2008 pension expense by $4. A 1% decrease in the long-term rate of return on plan assets would increase future pension expense in fiscal year 2008 by $3. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions may be used in the determination of pension expense for those plans, as appropriate. Refer to Note 20 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on expected income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s ability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company’s tax return positions are fully supported, the Company believes that certain tax positions are likely to be challenged and that the Company’s positions may not be fully sustained. The tax-contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company’s effective tax rate includes the impact of tax-contingency accruals as considered appropriate by management.

A number of years may elapse before a particular matter, for which the Company has accrued, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax-contingency accruals are adequate to address known tax contingencies. Favorable resolution of such matters could be recognized as a reduction to the Company’s effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate. Any resolution of a tax issue may require the use of cash in the year of resolution. The Company’s tax-contingency accruals are presented in the balance sheet within accrued liabilities.

In subsequent years, tax-contingency accruals will cease to be evaluated under the principles of SFAS No. 5, Accounting for Contingencies. Instead, uncertain tax positions will be evaluated under the principles of FIN 48. For additional information, refer to the information set forth under the caption “New Accounting Pronouncements” above.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with Accounting Principles Board Opinion No. 23, Accounting for Income Taxes, Special Areas. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward looking statements involve risks and uncertainties. Except for historical information, matters discussed above, including statements about future volume, sales, costs, cost savings, earnings, cash outflows, plans, objectives, expectations, growth, or profitability, are forward looking statements based on management’s estimates, assumptions and projections. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions, are intended to identify such forward looking statements. These forward looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed above. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis

of Financial Condition and Results of Operations” in this Report, as updated from time to time in the Company’s SEC filings. These factors include, but are not limited to, the success of the Company’s previously announced Centennial Strategy; the final purchase price and number of shares repurchased under the Company’s accelerated share repurchase agreement; general economic and marketplace conditions and events; competitors’ actions; the Company’s costs, including changes in exposure to commodity costs such as resin, diesel, chlor-alkali and agricultural commodities; increases in energy costs; consumer and customer reaction to price increases; customer-specific ordering patterns and trends; the Company’s actual cost performance; changes in the Company’s tax rate; any future supply constraints that may affect key commodities; risks inherent in sole-supplier relationships; risks related to customer concentration; risks arising out of natural disasters; risks related to the handling and/or transportation of hazardous substances, including but not limited to chlorine; risks inherent in litigation; risks relating to international operations; risks inherent in maintaining an effective system of internal controls, including the potential impact of acquisitions or the use of third-party service providers; the ability to manage and realize the benefit of joint ventures and other cooperative relationships, including the Company’s joint venture regarding the Company’s Glad® plastic bags, wraps and containers business, and the agreement relating to the provision of information technology and related services by a third party; the success of new products; risks relating to acquisitions, mergers and divestitures; risks relating to changes in the Company’s capital structure; and the ability of the Company to successfully manage tax, regulatory, product liability, intellectual property, environmental and other legal matters, including the risk resulting from joint and several liability for environmental contingencies. In addition, the Company’s future performance is subject to risks related to its November 2004 share exchange transaction with Henkel KGaA, the tax indemnification obligations and the actual level of debt costs. Declines in cash flow, whether resulting from tax payments, debt payments, share repurchases, interest cost increases greater than management expects, or increases in debt or changes in credit ratings, or otherwise, could adversely affect the Company’s earnings.

The Company’s forward looking statements in this report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30	2007	2006	2005

Dollars in millions, except per share amounts

Net sales	$4,847	$4,644	$4,388
Cost of products sold	2,756	2,685	2,493

Gross profit	2,091	1,959	1,895
Selling and administrative expenses	642	631	551
Advertising costs	474	450	435
Research and development costs	108	99	88
Restructuring and asset impairment costs	13	1	36
Interest expense	113	127	79
Other (income) expense:
Equity earnings and gain on exchange of Henkel Iberica, S.A.	—	—	(25)
Other, net	(2)	(2)	2

Earnings from continuing operations before income taxes	743	653	729
Income taxes on continuing operations	247	210	214
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	—	—	(2)

Earnings from continuing operations	496	443	517

Discontinued operations:
Gain on exchange	—	—	550
Earnings from exchanged businesses	—	1	37
Reversal of deferred taxes from exchanged businesses	—	—	6
Income tax benefit (expense) on discontinued operations	5	—	(14)

Earnings from discontinued operations	5	1	579

Net earnings	$501	$444	$1,096

Earnings per common share
Basic
Continuing operations	$3.28	$2.94	$2.92
Discontinued operations	0.03	0.01	3.28

Basic net earnings per common share	$3.31	$2.95	$6.20

Diluted
Continuing operations	$3.23	$2.89	$2.88
Discontinued operations	0.03	0.01	3.23

Diluted net earnings per common share	$3.26	$2.90	$6.11

Weighted average common shares outstanding (in thousands)
Basic	151,445	150,545	176,586
Diluted	153,935	153,001	179,176

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30	2007	2006

Dollars in millions, except share amounts

ASSETS
Current assets
Cash and cash equivalents	$182	$192
Receivables, net	460	435
Inventories, net	309	292
Other current assets	81	88

Total current assets	1,032	1,007
Property, plant and equipment, net	976	1,004
Goodwill	855	744
Trademarks and other intangible assets, net	613	604
Other assets	190	257

Total assets	$3,666	$3,616

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Notes and loans payable	$74	$156
Current maturities of long-term debt	500	152
Accounts payable	329	329
Accrued liabilities	507	474
Income taxes payable	17	19

Total current liabilities	1,427	1,130
Long-term debt	1,462	1,966
Other liabilities	516	547
Deferred income taxes	90	129

Total liabilities	3,495	3,772

Commitments and contingencies
Stockholders’ equity (deficit)
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 and 249,826,934 shares issued at June 30, 2007 and 2006, respectively; and 151,256,460 and 151,298,366 shares outstanding at June 30, 2007 and 2006, respectively	159	250
Additional paid-in capital	481	397
Retained earnings	185	3,939
Treasury shares, at cost: 7,485,001 and 98,528,568 shares at June 30, 2007 and 2006, respectively	(445)	(4,527)
Accumulated other comprehensive net losses	(209)	(215)

Stockholders’ equity (deficit)	171	(156)

Total liabilities and stockholders’ equity (deficit)	$3,666	$3,616

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
The Clorox Company

							Accumulated
							Other
	Common Stock		Additional		Treasury Shares		Comprehensive			Total
	Shares		Paid-in	Retained	Shares		Net (Losses)	Unearned		Comprehensive
	(000)	Amount	Capital	Earnings	(000)	Amount	Gains	Compensation	Total	Income

Dollars in millions, except share amounts

Balance at June 30, 2004	249,827	$250	$301	$2,846	(36,838)	$(1,570)	$(274)	$(13)	$1,540
Comprehensive income
Net earnings				1,096					1,096	$1,096
Share Exchange with Henkel KGaA					(61,387)	(2,843)			(2,843)
Translation adjustments resulting from the Henkel KGaA exchange, net of tax of $(10)							21		21	21
Other translation adjustments, net of tax of $(2)							29		29	29
Change in valuation of derivatives, net of tax of $(3)							6		6	6
Minimum pension liability adjustments, net of tax							(118)		(118)	(118)

Total comprehensive income										$1,034

Dividends				(243)					(243)
Employee stock plans			27	(15)	2,831	110		(3)	119
Treasury stock purchased					(2,750)	(160)			(160)

Balance at June 30, 2005	249,827	250	328	3,684	(98,144)	(4,463)	(336)	(16)	(553)
Comprehensive income
Net earnings				444					444	$444
Translation adjustments, net of tax of $(0)							2		2	2
Change in valuation of derivatives, net of tax of $(1)							1		1	1
Minimum pension liability adjustments, net of tax							118		118	118

Total comprehensive income										$565

Dividends				(174)					(174)
Employee stock plans			85	(15)	2,015	71			141
Reclassification upon adoption of Statement of Financial Accounting Standards (SFAS) No. 123-R			(16)					16	—
Treasury stock purchased					(2,400)	(135)			(135)

Balance at June 30, 2006	249,827	250	397	3,939	(98,529)	(4,527)	(215)	—	(156)
Comprehensive income
Net earnings				501					501	$501
Translation adjustments, net of tax of $3							47		47	47
Change in valuation of derivatives, net of tax of $1							(3)		(3)	(3)
Minimum pension liability adjustments, net of tax							1		1	1

Total comprehensive income										$546

Adjustment to initially apply SFAS No. 158, net of tax							(39)		(39)
Dividends				(200)					(200)
Employee stock plans			84	(9)	2,358	100			175
Treasury stock purchased					(2,400)	(155)			(155)
Treasury stock retirement	(91,086)	(91)		(4,046)	91,086	4,137			—

Balance at June 30, 2007	158,741	$159	$481	$185	(7,485)	$(445)	$(209)	$—	$171

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30	2007	2006	2005

Dollars in millions

Operating activities:
Net earnings	$501	$444	$1,096
Deduct: Earnings from discontinued operations	5	1	579

Earnings from continuing operations	496	443	517
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	192	188	183
Share-based compensation	49	77	11
Deferred income taxes	(15)	(28)	(45)
Restructuring and asset impairment activities	13	—	38
Gain on exchange of Henkel Iberica, S.A.	—	—	(20)
Other	17	44	41
Changes in:
Receivables, net	(15)	(29)	33
Inventories, net	(8)	26	(17)
Other current assets	13	(11)	5
Accounts payable and accrued liabilities	(30)	(50)	54
Income taxes payable	7	15	22
Settlement of income tax contingencies (Note 19)	—	(151)	(94)
Pension contributions to qualified plans	(10)	(10)	—

Net cash provided by continuing operations	709	514	728
Net cash provided by discontinued operations	—	8	37

Net cash provided by operations	709	522	765

Investing activities:
Capital expenditures	(147)	(180)	(151)
Businesses acquired	(123)	(16)	—
Proceeds from termination of investment in life insurance contract (Note 8)	—	41	—
Other	2	(6)	(3)

Net cash used for investing activities	(268)	(161)	(154)

Financing activities:
Notes and loans payable, net	(87)	(204)	68
Long-term debt borrowings	—	—	1,635
Long-term debt repayments	(150)	(29)	—
Proceeds from option exercise pursuant to Venture Agreement (Note 12)	—	—	133
Treasury stock acquired from related party, Henkel KGaA (Note 2)	—	—	(2,119)
Treasury stock purchased from non-affiliates	(155)	(135)	(160)
Cash dividends paid	(183)	(173)	(201)
Issuance of common stock for employee stock plans and other	119	79	92

Net cash used for financing activities	(456)	(462)	(552)

Effect of exchange rate changes on cash and cash equivalents	5	—	2

Net (decrease) increase in cash and cash equivalents	(10)	(101)	61
Cash and cash equivalents:
Beginning of year	192	293	232

End of year	$182	$192	$293

Supplemental cash flow information:
Cash paid for:
Interest	$117	$132	$81
Income taxes, net of refunds	$272	$373	$335
Non-cash investing and financing activities:
Dividends declared and accrued but not paid	$61	$43	$42
Share Exchange Agreement
As part of the fiscal year 2005 Share Exchange Agreement, the Company obtained 61,386,509 shares of its common stock in exchange for businesses valued at $745 and cash (Note 2)

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, future product volume and pricing estimates, future cost trends, pension and post-employment benefits, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, potential income tax assessments and tax strategies and various insurance matters. Actual results could materially differ from estimates and assumptions made.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109. This interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to uncertainties as they relate to income tax accounting. FIN 48 will be adopted by the Company at the beginning of its fiscal year ending June 30, 2008, as required. The cumulative effect of the interpretation will be reflected as an adjustment to beginning retained earnings upon adoption. While the Company is still assessing the impact of FIN 48 on its consolidated financial statements, it currently estimates that the cumulative effect of the adoption of FIN 48 may be a decrease to shareholders’ equity of between $8 and $10 and a reclassification of between $45 and $55 from working capital accounts to long-term liabilities. The estimated impact is subject to revision as the Company completes its analysis.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. This statement will be adopted by the Company beginning in its fiscal year ending June 30, 2009, as required. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. SFAS No. 159 provides the option to measure, at fair value, eligible financial instrument items using fair value, which are not otherwise required to be measured at fair value. The irrevocable decision to measure items at fair value is made at specified election dates on an instrument-by-instrument basis. Changes in that instrument’s fair value must be recognized in current earnings in subsequent reporting periods. If elected, the first measurement to fair value is reported as a cumulative-effect adjustment to the opening balance of retained earning in the year of adoption. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on its consolidated financial statements, if it elects to measure eligible financial instruments at fair value. The standard is effective for the Company beginning in its fiscal year ending June 30, 2009.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires an entity to recognize in its balance sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans). SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, in the year in which such changes occur, to the extent such changes are not recognized in earnings as components of net periodic benefit cost. This statement also requires plan assets and obligations to be measured as of the Company’s balance sheet date, which is consistent with the Company’s practice.

Prior to the adoption of SFAS No. 158, the Company accounted for its defined benefit post-retirement plans under SFAS No. 87, Employers Accounting for Pensions and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation (ABO) liability exceeded the fair value of plan assets. Any adjustment was recorded as a non-cash charge to accumulated other comprehensive income in shareholders’ equity. SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee’s service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were disclosed but not immediately recognized; rather they were deferred and recognized ratably over future periods. Employee benefit plans and the impact of adopting SFAS No. 158 are more fully described in Note 20.

Cash and Cash Equivalents

Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The following table provides estimated useful lives of property, plant and equipment by asset classification:

Expected
Classification	Useful Lives

Land improvements	10 - 30 years
Buildings	10 - 40 years
Machinery and equipment	3 - 15 years
Computer equipment	3 years
Capitalized software costs	3 - 7 years

Property, plant and equipment to be held and used is reviewed at least annually for possible impairment. The Company’s impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the book value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the book value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment Review of Intangible Assets

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company’s impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign-exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when book value of a reporting unit exceeds its fair value of that reporting unit. An impairment charge is recorded for the difference between book value and fair value of the reporting unit, which is determined based on the net present value of estimated future cash flows. The Company tests its goodwill and indefinite-lived intangible assets annually for impairment in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

Share-Based Compensation

Effective July 1, 2005, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with SFAS No. 123-R, Share-Based Payment, as interpreted by Securities and Exchange Commission Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS No. 123-R and, consequently, did not retroactively adjust results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the fiscal year ended June 30, 2007 and 2006, includes: 1) amortization related to the remaining unvested portion of all stock option awards granted prior to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation; and 2) amortization related to all stock option awards granted on or after to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

Prior to July 1, 2005, the Company accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted as it was believed that such awards had no intrinsic value. In the fourth quarter of fiscal year 2006, the Company recorded a pretax cumulative charge of $25 ($16 after-tax) in selling and administrative expenses related to certain grants dating back to the third quarter of fiscal year 1996 based upon the Company’s determination that such grants had intrinsic value on the applicable measurement dates of the option grants (Note 16).

Prior to the adoption of SFAS No. 123-R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123-R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised (excess tax benefits) be classified as financing cash flows. However, cash flows relating to excess tax benefits for employees directly involved in the manufacturing and/or distribution processes are classified as operating cash flows. For the fiscal year ended June 30, 2007 and 2006, $16 and $17, respectively, of excess tax benefits were generated from share-based payment arrangements, and were recognized as financing cash flows.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For stock options granted prior to the adoption of SFAS No. 123-R, if compensation expense for the Company’s various stock option plans had been determined based upon estimated fair values at the grant dates in accordance with SFAS No. 123, the Company’s pro forma net earnings, and basic and diluted earnings per common share, would have been as follows for the fiscal year ended June 30, 2005:

Net earnings:
As reported	$1,096
Fair value-based expense, net of tax	(18)

Pro forma	$1,078

Net earnings per common share:
Basic
As reported	$6.20
Pro forma	6.10
Diluted
As reported	$6.11
Pro forma	6.02

Employee Benefits

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees and provide health care benefits for domestic employees who meet age, participation and length of service requirements at retirement.

The Company accounts for its defined benefit and retirement health care plans using actuarial methods required by SFAS No. 87, Employers’ Accounting for Pensions and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as amended by SFAS No. 158, respectively. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively “smooth” basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company follows the accounting guidance as specified in SFAS No. 112, Employers Accounting for Postemployment Benefits, for the recognition of certain disability benefits. The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment but before retirement that include medical, dental, vision, life and other benefits.

The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) plan. The Company’s contributions to the profit sharing element of the 401(k) plan and payments to managerial staff for the annual bonus program are based on Company performance targets including sales growth and earnings per share. The Company

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

also matches employee 401(k) contributions up to one thousand dollars per year. Further details of the performance units programs are included in Note 16.

Environmental Costs

The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

Restructuring Liabilities

The Company recognizes liabilities and expenses associated with exit and disposal costs when facilities are partially or completely closed. Employee termination and severance costs are recognized at the time the severance plan is approved, the amount of termination and severance costs can be estimated and the impacted group of employees is notified, provided the group will not be retained to render service beyond a minimum retention period. Other qualified exit and disposal costs are recognized and measured at fair value in the period in which the related liability is incurred.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade-promotions, coupons and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products, graphics, introductory marketing funds for new products and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales.

The Company provides an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $5 at June 30, 2007 and 2006. The Company’s provision (recovery) for doubtful accounts was $2, zero, and $(2) in fiscal years 2007, 2006, and 2005, respectively.

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2007, 2006, and 2005 were $9, $11, and $13, respectively, of which $8, $11, and $12, were classified as cost of products sold, and the remainder was classified as selling and administrative expenses, respectively.

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees, and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company’s tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company’s positions may not be fully sustained. The tax-contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company’s tax-contingency accruals are reflected as a component of accrued liabilities.

A number of years may elapse before a particular matter, for which the Company has recognized an accrual, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax-contingency accruals are adequate to address known tax contingencies. Favorable resolution of such matters could be recognized as a reduction to the Company’s effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate. Any resolution of a tax issue may require the use of cash in the year of resolution.

In subsequent years, tax-contingency accruals will cease to be evaluated under the principles of SFAS No. 5, Accounting for Contingencies. Instead, uncertain tax positions will be evaluated under the principles of FIN 48. For additional information, refer to the information set forth in Note 1 under the caption “New Accounting Pronouncements” above.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income and foreign withholding taxes attributable to the anticipated remittance.

Foreign Currency Translation

Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. Dollars using the exchange rates in effect at the balance sheet reporting date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are reported as a component of accumulated other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign earnings from certain countries and joint ventures that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to accumulated other comprehensive net losses.

Net Earnings Per Share

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding each period on an unrounded basis. Diluted net earnings per common share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during each period on an unrounded basis. Diluted net earnings per common share reflects the earnings dilution that would occur from the issuance of common shares related to in-the-money stock options, restricted stock and performance units.

Derivative Instruments

The Company’s use of derivative instruments, principally swap, futures, forward, and option contracts, is limited to non-trading purposes and is designed to manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures. Exposure to counterparty credit risk is considered low because these agreements have been entered into with creditworthy institutions.

Most interest rate swaps and commodity purchase and foreign-exchange contracts are designated as fair value or cash flow hedges of long-term debt, raw material purchase obligations or foreign currency denominated debt instruments, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and, (c) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge. For fair-value hedge transactions, changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash flow hedge transactions, changes in the fair value of derivatives are reported as a component of other comprehensive income and are recognized in earnings when realized. The Company also has contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other (income) expense, net.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NOTE 2.	HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS

Share Exchange Agreement

On November 22, 2004, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KGaA’s (Henkel) interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company’s outstanding common stock. The parties agreed that the Company would provide exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox’s existing insecticides and Soft Scrub® cleanser businesses (jointly, the Operating Businesses), its 20% interest in the Henkel Iberica, S.A. (Henkel Iberica) joint venture, and $2,095 in cash.

NOTE 2.	HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS (Continued)

Upon closing, the Company recognized a gain of $570 and reversed a total of $8 of deferred income taxes. The gain reflects an aggregate fair value of $745 for the exchanged Operating Businesses and Henkel Iberica, and was based on specified working capital balances that would exist at the closing date. As the specified working capital balances exceeded the actual balances at the closing date by $11, the Company was obligated to pay Henkel approximately $11 by the end of the third quarter of fiscal year 2005. The fair value of the businesses was determined through arm’s-length negotiations supported by traditional valuation methodologies that included discounted cash flow calculations and sales and earnings multiples.

In addition, the Company paid $13 of transaction costs related to the share exchange, including $9 that was charged to the gain and $4 that was attributed to treasury shares.

The transaction was structured to qualify as a tax-free exchange under Section 355 of the Internal Revenue Code. The Company initially funded the transaction with commercial paper borrowings and subsequently refinanced a portion of the commercial paper borrowings by issuing $1,650 in senior notes.

Discontinued Operations

The following table presents the net sales and earnings from the exchanged Operating Businesses related to the Henkel Share Exchange Agreement:

	2006	2005

Net sales	$16	$87

Income from discontinued operations before income taxes	$1	$37
Income tax expense	—	(8)

Earnings from discontinued operations	$1	$29

Brazil Business

In fiscal year 2003, the Company announced its intent to exit its business in Brazil, a reporting unit included in the International segment. The Company closed its offices in Brazil and sold nearly all of the remaining assets of this business, which were classified as a discontinued operation. On December 22, 2006, the Company sold certain assets remaining from its discontinued operation in Brazil. This transaction resulted in an income tax benefit of $5, which was recorded in discontinued operations during the fiscal year ended June 30, 2007. There were no sales or other significant financial results during fiscal years 2007, 2006 and 2005 from the Brazil business.

NOTE 3.	RESTRUCTURING AND ASSET IMPAIRMENT

Restructuring and asset impairment charges were $13, $1, and $36 in fiscal years 2007, 2006 and 2005, respectively.

Information Technology Services Restructuring

During fiscal year 2007, the Company entered into an Information Technology Services (ITS) Agreement, further described in Note 17, and restructured certain Information Services (IS) activities. The Company incurred administrative expenses and restructuring costs of approximately $23 during its fiscal year ending June 30, 2007, primarily associated with transition and severance costs. In fiscal year 2007, costs of $14 were recorded in administrative expense and severance and other related costs of $9 were recorded as restructuring costs which are included as part of the Company’s Corporate segment. Total restructuring payments through June 30, 2007, were $9 and the total accrued restructuring liability as of June 30, 2007, was zero.

Other Supply Chain Restructuring and Other Costs

In fiscal year 2007, the Company recorded $4 of asset impairment costs, which are included as part of the Specialty Group operating segment.

NOTE 3.	RESTRUCTURING AND ASSET IMPAIRMENT (Continued)

During fiscal years 2006 and 2005, the Company recorded restructuring and asset impairment charges of $1 and $32 in conjunction with the Specialty Group operating segment’s Glad® supply chain restructuring. The restructuring involved closing a manufacturing facility and distributing the remaining production between Glad®’s North American plants and third-party suppliers to optimize available capacity and operating costs. The charges in fiscal year 2005 included asset impairment charges of $26, employee severance of $5, and lease termination fees of $1. The Company also recorded incremental operating costs of $7 associated primarily with equipment and inventory transfer charges.

In fiscal year 2005, the Company also recorded asset impairment charges and severance costs of $4 related to manufacturing operations in the International segment. The fair values of all impaired assets were determined based on the estimated selling values of assets in similar conditions.

Restructuring, asset impairment charges and restructuring liabilities for other supply chain restructuring and other costs for fiscal years 2007, 2006, 2005 were as follows:

	2007	2006	2005

Restructuring:
Severance	$—	$—	$6
Plant closure and other	—	1	1

Total restructuring	—	1	7
Asset impairment	4	—	29

Total restructuring and asset impairment expense	$4	$1	$36

Accrued restructuring at beginning of year	$2	$2	$3
Restructuring expense	—	1	7
Payments	(2)	(1)	(8)

Accrued restructuring at end of year	$—	$2	$2

Future Supply Chain Restructuring and Asset Impairment

During the fourth quarter of fiscal year 2007 and the first quarter of 2008, the Board of Directors approved initiatives to simplify the Company’s supply chain (Supply Chain restructuring) and terminate certain new venture investments in line with the Company’s Centennial Strategy. This Supply Chain restructuring involves closing certain domestic and international manufacturing facilities and redistributing production between the remaining facilities and third-party producers to optimize available capacity and reduce operating costs. As a result of this initiative, a number of positions will be eliminated.

The Company anticipates this Supply Chain restructuring to be completed in fiscal year 2010. The total cost of implementing this Supply Chain restructuring is estimated to be between $32 and $39, of which $28 to $34 is expected to be incurred in fiscal year 2008. The Company expects $23 to $28 of these charges will be in the Household Group — North America, of which $14 to $18 are estimated to be recognized as additional cost of goods sold charges and $9 to $10 are estimated to be severance charges. The remaining estimated charges will be spread across the Company’s other operating segments and the Corporate segment, and are expected to be classified as cost of goods sold, severance and asset impairment. The projected annual savings at the completion of this restructuring is expected to be approximately $23 to $24. No significant charges were incurred during fiscal year 2007.

In addition, the Company expects to incur charges related to the write-down of certain new venture investments. The Company anticipates the initiative to be completed in fiscal year 2008 with total costs in the range of $21 to $24. During fiscal year 2008, the Company anticipates asset impairment costs of $18 to $21 in the Specialty Group segment. The remaining estimated asset impairment costs will be spread across the Household Group — North America and Corporate segments. No charges were incurred during fiscal year 2007.

NOTE 4.	BUSINESSES ACQUIRED

The Company purchased bleach businesses in Canada, effective December 29, 2006, and in certain Latin American countries, effective February 28, 2007, for an aggregate price of $123, with the objective of expanding its global bleach business.

In connection with the purchases, the Company acquired brand trademarks in Canada and Latin America, license agreements in Latin America, and manufacturing facilities in Canada and Venezuela. Employees at the manufacturing facilities transferred to the Company. During the fourth quarter of fiscal year 2007, the Company announced plans to close the manufacturing facility in Canada by December 2007. Net assets, acquired at fair value, included inventory of $1, other assets of $13, property, plant and equipment of $8, trademarks of $12 and licenses of $1. The excess of the purchase price over the fair value of the net assets acquired of approximately $53 and $35 was recorded as goodwill in the Household Group — North America and International segments, respectively. The goodwill resulting from the purchase is primarily attributable to expected growth rates and profitability of the acquired businesses, expected synergies with the Company’s existing operations and access to new markets. The trademarks in Canada will be amortized over a period of 5 years and the licenses in the Latin American countries will be amortized over a period of 3 years. Additional changes to the fair values of the assets acquired and liabilities assumed may be recorded as the Company receives further information in fiscal year 2008.

The transactions were structured as all cash acquisitions and operating results of the acquired businesses are included in the consolidated net earnings of the Household Group — North America and International segments for the fiscal year ended June 30, 2007, from their respective dates of acquisition. Pro forma results of the Company, assuming the acquisition had occurred at the beginning of each period presented, would not be materially different from the results reported.

NOTE 5.	INVENTORIES, NET

Inventories, net at June 30 were comprised of the following:

	2007	2006

Finished goods	$251	$224
Raw materials and packaging	81	81
Work in process	4	5
LIFO allowances	(18)	(14)
Allowances for obsolescence	(9)	(4)

Total	$309	$292

The last-in, first-out (LIFO) method was used to value approximately 37% of inventories at June 30, 2007, and 2006. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. If the carrying value of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $18 and $14 at June 30, 2007 and 2006, respectively. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2007, 2006 and 2005.

Changes in the allowance for inventory obsolescence were as follows:

	2007	2006	2005

Beginning of year	$(4)	$(6)	$(4)
Obsolescence provision	(10)	(6)	(16)
Inventory write-offs	5	8	14

End of year	$(9)	$(4)	$(6)

NOTE 6.	PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net at June 30 were as follows:

	2007	2006

Land and improvements	$118	$104
Buildings	521	511
Machinery and equipment	1,357	1,300
Computer equipment	91	129
Capitalized software costs	273	262
Construction in progress	68	84

	2,428	2,390
Less: Accumulated depreciation and amortization	(1,452)	(1,386)

Net balance	$976	$1,004

Depreciation and amortization expense related to property, plant and equipment was $175 in fiscal year 2007 and $170 in fiscal years 2006 and 2005.

NOTE 7.	GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill for the fiscal years ended June 30, 2007 and 2006, by operating segment and corporate segment are summarized below.

	Household
	Group -	Specialty
	North America	Group	International	Corporate	Total

Balance at June 30, 2005	$426	$68	$180	$69	$743
Segment transfers	14	—	9	(23)	—
Translation adjustments and other	5	—	(4)	—	1

Balance at June 30, 2006	445	68	185	46	744
Segment transfers	19	11	16	(46)	—
Acquisitions	53	—	35	—	88
Translation adjustments and other	7	—	16	—	23

Balance at June 30, 2007	$524	$79	$252	$—	$855

Changes in trademarks and other intangible assets for the fiscal years ended June 30, 2007 and 2006, are summarized below. The intangible assets subject to amortization are reported net of accumulated amortization of $190 and $177 at June 30, 2007 and 2006, respectively, of which $60 and $49, respectively, related to technology. The estimated amortization expense for these intangible assets is $14 for fiscal year 2008, $13 for each of fiscal years 2009 and 2010, $12 for fiscal year 2011 and $11 for fiscal year 2012. The weighted-average amortization period for trademarks and other intangible assets subject to amortization acquired in fiscal year 2007 is 6 years.

NOTE 7.	GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS (Continued)

	Trademarks and Other Intangible Assets
	Subject to Amortization			Not Subject to
	Technology	Other	Sub-Total	Amortization	Total

Net balance at June 30, 2005	$87	$20	$107	$492	$599
Acquisitions	13	—	13	8	21
Translation adjustments and other	—	—	—	(3)	(3)
Amortization	(11)	(2)	(13)	—	(13)

Net balance at June 30, 2006	89	18	107	497	604
Acquisitions	—	3	3	11	14
Translation adjustments and other	—	1	1	7	8
Amortization	(11)	(2)	(13)	—	(13)

Net balance at June 30, 2007	$78	$20	$98	$515	$613

The Company performed its annual review of goodwill and indefinite-lived intangible assets in the third fiscal quarter and no instances of impairment were identified. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that intangible assets may have become impaired.

NOTE 8.  OTHER ASSETS

Other assets were comprised of the following at June 30:

	2007	2006

Equity investments	$48	$45
Pension benefit assets	39	106
Investment in insurance contracts	38	39
Investment in low-income housing partnerships	20	23
Non-qualified retirement plan assets	13	15
Deferred tax assets	14	9
Other	18	20

Total	$190	$257

Pension Benefit Assets

The Company reported a net pension asset at June 30, 2007 and 2006 for its domestic plan. As a result of the adoption of SFAS No. 158, the Company reclassified $67 of actuarial losses and prior service benefits to accumulated other comprehensive net losses. Refer to Note 20 for further discussion.

Equity Investments

The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require any future cash contributions or disbursements arising out of a variable interest entity or equity investment, except for the investment in low-income housing partnerships described in the following paragraph.

NOTE 8.  OTHER ASSETS (Continued)

Investment in Low-Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 52 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits, which are accounted for in accordance with Emerging Issues Task Force Issue 94-1, Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects. Tax benefits, net of equity in the losses of the low-income housing partnerships, were $3, $4, and $(4) in fiscal years 2007, 2006 and 2005, respectively. The Company’s estimated future capital requirements for the partnerships are approximately $2, $1, zero, $1 and zero in fiscal years 2008, 2009, 2010, 2011 and 2012, respectively. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. Recovery of the Company’s investments in the partnerships is accomplished through the utilization of low-income housing tax credits, the tax benefits of partnership losses and proceeds from the disposition of rental properties. The risk of these tax credits being unavailable to the Company is considered very low. For the combined group of low-income housing partnerships in which the Company invests, the aggregate underlying assets and liabilities were approximately $375 and $456, respectively, at June 30, 2007. The Company does not consolidate the investment in low-income housing partnerships.

Investment in Insurance Contracts

The Company invests in life insurance policies and records the cash surrender value of the contracts, net of any policy loans, at fair value. Any change in the cash surrender value is reflected in other (income) expense, net.

During the fiscal year ended June 30, 2006, the Company received $41 of proceeds from the termination of one of its investments in insurance contracts. The Company used a portion of these proceeds to repay related long-term debt borrowings of $29, which were previously netted against the investments.

Nonqualified Retirement Plan Assets

The majority of the nonqualified retirement plan assets at June 30, 2007, are held in a trust-owned life insurance policy, whose investment assets are a separately-managed equity and debt portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in estimated value recorded in other (income) expense, net.

NOTE 9.	ACCRUED LIABILITIES

Accrued liabilities at June 30 consisted of the following:

	2007	2006

Compensation and employee benefit costs	$120	$100
Taxes	116	144
Trade and sales promotion	100	77
Dividends	61	44
Interest	33	37
Venture agreement royalty (Note 12)	9	10
Other	68	62

Total	$507	$474

NOTE 10.	DEBT

Notes and loans payable, which mature in less than one year, included the following at June 30:

	2007	2006

Commercial paper	$58	$126
Foreign borrowings	16	30

Total	$74	$156

The weighted average interest rate for notes and loans payable was 5.72%, 4.31% and 2.37% for fiscal years 2007, 2006 and 2005, respectively. The carrying value of notes and loans payable at June 30, 2007 and 2006, approximated the fair value of such debt.

Long-term debt at June 30 included the following:

	2007	2006

Senior unsecured notes and debentures:
Floating rate, $500 due December 2007	$500	$500
4.20%, $575 due January 2010, including premiums	576	577
5.00%, $575 due January 2015	575	575
6.125%, $300 due February 2011, including premiums	311	314
7.25%, $150 due March 2007	—	150
Other	—	2

Total	1,962	2,118
Less: Current maturities	(500)	(152)

Long-term debt	$1,462	$1,966

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 5.11%, 4.88% and 4.72% for fiscal years 2007, 2006 and 2005, respectively. The estimated fair value of long-term debt, including current maturities, was $1,910 and $2,043 at June 30, 2007 and 2006, respectively.

The floating-rate senior notes incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly. The interest rate at June 30, 2007, for the floating-rate senior notes was 5.49%.

Credit facilities at June 30 were as follows:

	2007	2006

Revolving credit line	$1,300	$1,300
Foreign and other credit lines	95	49

Total	$1,395	$1,349

At June 30, 2007, there were no borrowings under the $1,300 revolving credit agreement, which is available for general corporate purposes and to support additional commercial paper issuances. Of the $1,300 revolving credit agreement, $165 expires in December 2009, and the remainder expires in December 2010. In addition, at June 30, 2007, the Company had $95 foreign working capital credit lines and other facilities, of which $79 was available for borrowing.

Debt maturities at June 30, 2007, are $500, $575, $300 and $575 in fiscal years 2008, 2010, 2011 and thereafter, respectively. The Company was in compliance with all restrictive covenants and limitations at June 30, 2007.

NOTE 11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s derivative financial instruments were recorded at fair value in the consolidated balance sheets as assets at June 30 as follows:

	2007	2006

Other current assets:
Commodity purchase contracts	$6	$11
Other assets:
Commodity purchase contracts	—	1
Other current liabilities:
Commodity purchase contracts	1	—
Foreign exchange contracts	2	—

The Company uses commodity futures, swap, and option contracts to fix the price of a portion of its raw material requirements. Contract maturities, which extend to fiscal year 2008, are matched to the length of the raw material purchase contracts. Realized contract gains and losses are reflected as adjustments to the cost of the raw materials. The estimated amount of existing pretax net gains for commodity contracts in accumulated other comprehensive net income that is expected to be reclassified into net earnings during the year ending June 30, 2008, is $5. All of the Company’s instruments are accorded hedge accounting treatment and are considered effective.

The Company also enters into certain foreign-currency related derivative contracts with no specific hedge designations. These contracts, which have been entered into to manage a portion of the Company’s foreign exchange risk, are accounted for by adjusting the carrying amount of the contracts to market value and recognizing any gain or loss in other (income) expense, net.

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contract, as the contract no longer met the accounting requirements for a cash flow hedge. This contract expired in December 2006. This contract was used as an economic hedge of resin prices and changes in the fair value of this contract was recorded to other (income) expense, net. The pretax effect on net earnings from this contract was a loss of $2 in fiscal year 2007 and a gain of $2 in each of the fiscal years 2006 and 2005.

The notional and estimated fair values of the Company’s derivative instruments are summarized below at June 30:

	2007		2006
	Notional	Fair Value	Notional	Fair Value

Derivative instruments
Foreign exchange contracts	$38	$(2)	$47	$—
Commodity purchase contracts	85	5	84	12
Fair value contracts	—	—	21	—

The carrying values of cash, short-term investments, accounts receivable and accounts payable approximate their fair values at June 30, 2007 and 2006, due to the short maturity and nature of those balances. See Note 10 for fair values of notes and loans payable and long-term debt.

NOTE 12.	OTHER LIABILITIES

Other liabilities consisted of the following at June 30:

	2007	2006

Venture agreement net terminal obligation	$263	$261
Retirement healthcare benefits	65	83
Nonqualified pension plans	54	49
Nonqualified deferred compensation plans	49	50
Environmental remediation	23	27
Long-term disability post employment obligation	23	24
Other	39	53

Total	$516	$547

Venture Agreement

In January 2003, the Company entered into an agreement with The Procter & Gamble Company (P&G) by which a venture was formed related to the Company’s Glad® plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and other proprietary technologies to the Company in exchange for an interest in the profits and losses, and cash flows, as contractually defined, of the Glad® business. P&G is also providing and being reimbursed for research and development support to the Glad® business for the first ten years of the venture, subject to renewal options. The production and research and development equipment is being depreciated on a straight-line basis over useful lives ranging from two to ten years and intangible assets are being amortized on a straight-line basis over a twelve-year period. The Company maintains a net terminal obligation liability, which reflects the contractual requirement to repurchase P&G’s interest at the termination of the agreement.

As of June 30, 2007 and 2006, P&G has a 20% interest in the venture, which is the maximum investment P&G is allowed under the venture agreement. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business.

The agreement has a 20 year term, with a 10 year renewal option and can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by pre-determined valuation procedures. Following termination, the Glad® business will retain the exclusive intellectual property licenses contributed by P&G for the licensed products marketed.

NOTE 13.	OTHER CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $23 and $27 at June 30, 2007 and 2006, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2007 and 2006. The Company is subject to a cost-sharing arrangement with another party for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for their own such fees. The other party in this matter reported a substantial net loss for calendar year 2006. If the other party with whom Clorox shares joint and several liability is unable to pay its share of the response and remediation obligations, Clorox would likely be responsible for such obligations. In October 2004, the Company and the other party agreed to a consent judgment with the Michigan Department of Environmental Quality, which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of

NOTE 13.	OTHER CONTINGENCIES (Continued)

groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

On August 4, 2006, a derivative action purportedly on behalf of the Company was filed in the Superior Court of California, Alameda County, against certain current and former directors and officers of the Company. Specifically, the plaintiff alleges, among other things, breach of fiduciary duties and waste of corporate assets. These allegations relate to the non-cash compensation expense the Company recorded during the fourth quarter of fiscal year 2006, following a review of its stock option practices. The complaint demands, among other forms of relief, judgment in the form of monetary damages sustained by the Company as a result of such practices. On September 1, 2006, the Company filed a motion to dismiss the case. On November 3, 2006, the plaintiff filed an amended complaint naming additional defendants and asserting additional claims including allegations of violations of Section 16(b) of the Securities Exchange Act of 1934. On December 1, 2006, the Company removed the case to the United States District Court for the Northern District of California. On December 22, 2006, the Company filed a motion to dismiss the amended complaint. On April 27, 2007, the parties entered into a stipulation whereby they agreed, subject to court approval, that the amended complaint will be dismissed and that the plaintiff will have until May 30, 2007, to demand that the Board of Directors pursue the claims in the amended complaint on behalf of the Company. The plaintiff has sent the Board a demand letter and the Board is currently reviewing this matter. The plaintiff will have 30 days from the date of the Board’s response to this demand letter in which to file a second amended complaint challenging the Board’s decision.

While there can be no assurance as to the ultimate disposition of this action, the Company does not believe that its resolution will have a material adverse effect on its financial position, results of operations or cash flow. Since the Company believes that the likelihood of sustaining a material loss is remote, the Company has not accrued a liability at June 30, 2007.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTE 14.	STOCKHOLDERS’ EQUITY (DEFICIT)

The Company has two share repurchase programs, consisting of an open-market program, which has a total authorization of $750, and a program to offset the impact of share dilution related to share-based awards (evergreen program), which has no authorization limit.

The open-market program was approved by the Company’s Board of Directors in May 2007, and it replaced the July 2002 and July 2003 share repurchase open-market programs.

There were no shares repurchased under the open-market program in fiscal year 2007 and 2006. Share repurchases under the evergreen program were $155 (2.4 million shares) in fiscal year 2007 and $135 (2.4 million shares) in fiscal year 2006.

During fiscal years 2007, 2006 and 2005, the Company declared dividends per share of $1.31, $1.15, and $1.11, respectively. During fiscal years 2007, 2006 and 2005, the Company paid dividends per share of $1.20, $1.14, and $1.10, respectively.

NOTE 14.	STOCKHOLDERS’ EQUITY (DEFICIT) (Continued)

Accumulated other comprehensive net losses at June 30, 2007, 2006 and 2005, included the following net-of-tax (losses) gains:

	2007	2006	2005

Currency translation	$(168)	$(215)	$(217)
Derivatives	3	6	5
Minimum pension liabilities	—	(6)	(124)
Unrecognized actuarial losses and prior service benefit, net	(44)	—	—

Total	$(209)	$(215)	$(336)

For fiscal years 2007, 2006 and 2005, the Company recorded increases (decreases) to deferred tax assets of $23, $(71), and $72, respectively, which were related to its unrecognized components of employee benefit plans adjustments and were reflected as components of total comprehensive income.

On November 14, 2006, the Company retired 91 million shares of its treasury stock. These shares are now authorized but unissued. In accordance with Accounting Principles Board Opinion No. 6, Status of Accounting Research Bulletin, the treasury stock retirement resulted in a reduction of the following on the Company’s Condensed Consolidated Balance Sheet: treasury stock by $4,137, common stock by $91 and retained earnings by $4,046. There was no effect on the Company’s overall equity position as a result of the retirement.

NOTE 15.  EARNINGS PER SHARE

A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per common share is as follows for the fiscal years ended June 30:

	2007	2006	2005

Basic	151,445	150,545	176,586
Stock options and other	2,490	2,456	2,590

Diluted	153,935	153,001	179,176

Stock options (in thousands) not included in the computation of diluted net earnings per common share because the exercise price of the stock options was greater than the average market price of the common shares and therefore the effect would be antidilutive is as follows for the fiscal years ended June 30:

	2007	2006	2005

Stock options	57	439	502

NOTE 16.	SHARE-BASED COMPENSATION PLANS

In November 2005, the Company’s stockholders approved the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights, performance shares and other stock-based awards. As a result of the adoption of the 2005 Plan, no further awards have been or will be granted from any prior plans, including the 1996 Stock Incentive Plan and the 1993 Directors’ Stock Option Plan. The Company is authorized to grant up to seven million common shares under the 2005 Plan, of which five million common shares were previously available under prior plans. At June 30, 2007, six million common shares are available for grant under the 2005 Plan.

NOTE 16.	SHARE-BASED COMPENSATION PLANS (Continued)

Following the adoption of SFAS 123-R, and excluding the $25 pretax cumulative historical stock option charge ($16 after-tax) discussed below, the compensation cost and related income tax benefit recognized in the Company’s fiscal years 2007 and 2006 consolidated financial statements for share-based compensation plans were classified as follows:

	2007	2006

Costs of products sold	$7	$5
Selling and administrative expenses	38	45
Research and development costs	4	2

Total compensation cost	$49	$52

Related income tax benefit	$19	$20

Total compensation expense related to the Company’s restricted stock and performance units programs prior to the adoption of SFAS 123-R was $6 and $5, respectively, and the total related income tax benefit for each of the programs was $2 for the fiscal year 2005.

Cash received during fiscal year 2007 from stock options exercised under all share-based payment arrangements was $103. The Company issues shares for share-based compensation plans from treasury stock. The Company repurchases shares under its program to offset the estimated impact of share dilution related to share-based awards. In fiscal year ended June 30, 2007, the Company repurchased 2.4 million shares at a total cost of $155. The Company expects to repurchase approximately 3 million shares in fiscal year 2008 to offset the impact of share dilution related to share-based awards.

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for nonemployee directors follow.

Stock Options

The fair value of each stock option award granted during fiscal years 2007, 2006 and 2005 is estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2007	2006	2005

Expected life	5 years	5 years	4 to 6 years
Expected volatility	22.1% to 24.1%	24.2% to 28.0%	29.2%
Risk-free interest rate	4.6% to 4.7%	3.7% to 4.9%	3.1% to 5.4%
Dividend yield	1.9% to 2.0%	1.8% to 2.1%	2.1%

The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. Upon the adoption of SFAS 123-R, the Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

Prior to the adoption of SFAS No. 123-R, the Company accounted for stock-based compensation using the intrinsic value method. Pro forma disclosures of net earnings, basic and diluted earnings per common share reflecting the Company’s financial results if compensation expense for the various stock option plans had been determined based upon fair values at the grant date are presented in Note 1.

NOTE 16.	SHARE-BASED COMPENSATION PLANS (Continued)

Details of the Company’s stock option plan at June 30 are summarized below:

		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Life	Value
	(In thousands)

Outstanding at June 30, 2006	10,490	$45
Granted	1,301	62
Exercised	(2,359)	43
Cancelled	(473)	52

Outstanding at June 30, 2007	8,959	47	6 years	$133

Options vested and exercisable at:
June 30, 2007	5,894	42	5 years	117

The weighted-average fair value per share of each option granted during fiscal years 2007, 2006 and 2005, estimated at the grant date using the Black-Scholes option pricing model, was $14.96, $14.75 and $14.33, respectively. The total intrinsic value of options exercised in fiscal years 2007, 2006 and 2005 was $49, $53 and $60, respectively.

Results for the fourth quarter and fiscal year 2006 include a pretax cumulative charge of $25 ($16 after-tax or $0.11 per diluted share), resulting from non-cash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. The Company identified the additional stock option compensation expense in a voluntary comprehensive review of its stock-option practices that was overseen by the Audit Committee of Clorox’s Board of Directors with the assistance of outside counsel. The Company’s voluntary review identified no evidence of fraud or intentional deviation from U.S. GAAP.

The pretax charge for non-cash compensation expense includes $15 in equity compensation expense related to the determination of the appropriate measurement date for certain stock option grants, of which $2 relates to certain stock options granted to officers prior to December 2001 and $13 relates to certain stock options granted to non-officer employees prior to October 2004. With respect to substantially all of these stock option grants, the Company identified the measurement date as the date that resulted in the lowest market price over a two-week period rather than the end of the two-week period, as required. Consequently, compensation expense was recorded for certain grants identified as having intrinsic value as of the appropriate measurement date.

The remaining $10 in pretax charges results primarily from the requirement to use variable accounting with respect to certain options granted to officers due to existence of documented approval of the options within six months of the repurchase in 2001 of stock options from the same officers. Although the intent was for the options to have been granted more than six months before the repurchase, there is insufficient documentation to demonstrate that final approval of the option grants was made at least six months prior to the repurchase.

Stock option awards outstanding as of June 30, 2007, have generally been granted at prices that are either equal to or above the market value of the stock on the date of grant. As noted above, certain historical stock options were granted prior to fiscal year 2006 at prices below market value. Stock options outstanding as of June 30, 2007, generally vest over four years and expire no later than ten years after the grant date. Effective July 1, 2005, the Company generally recognizes compensation expense ratably over the vesting period. At June 30, 2007, there was $25 of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining weighted-average vesting period of three years, subject to forfeitures.

Restricted Stock Awards

In accordance with SFAS No. 123-R, the fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest

NOTE 16.	SHARE-BASED COMPENSATION PLANS (Continued)

is adjusted by estimated forfeiture rates. At June 30, 2007, there was $10 of total unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of two years. The unrecognized compensation cost related to nonvested restricted stock awards was recorded as unearned compensation in stockholders’ deficit at June 30, 2005. As part of the adoption of SFAS No. 123-R, the unrecognized compensation cost related to nonvested restricted stock awards granted prior to July 1, 2005, was included as a component of additional paid-in capital. The total fair value of the shares that vested in fiscal years 2007, 2006 and 2005 was $11, $5 and $5, respectively. The weighted-average grant-date fair value of awards granted was $61.89, $57.23, and $54.89 per share for fiscal years 2007, 2006 and 2005, respectively.

A summary of the status of the Company’s restricted stock awards at June 30 is presented below:

		Weighted-Average
	Number of	Grant-Date Fair Value
	Shares	per Share
	(In thousands)

Restricted stock awards at June 30, 2006	529	$47
Granted	128	62
Vested	(173)	43
Forfeited	(23)	53

Restricted stock awards at June 30, 2007	461	53

Performance Units

The Company’s performance unit grants subsequent to the adoption of SFAS No. 123-R provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified return on invested capital performance targets. The performance unit grants vest after three years. All performance unit grants receive dividend distributions during their vesting periods. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed.

The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2007, there was $24 of total unrecognized compensation cost related to nonvested performance unit grants issued after the adoption of SFAS 123-R, which is expected to be recognized over a remaining weighted-average performance period of two years. The weighted-average grant-date fair value of awards granted was $61.47, $57.00 and $53.45 per share for fiscal years 2007, 2006 and 2005, respectively.

Prior to the adoption of SFAS No. 123-R, the Company granted performance units to certain members of management that provided for the issuance of common stock if the Company’s total shareholder return over a period of time met specified performance goals based on comparisons with the performance of a selected peer group of companies. In fiscal year 2007, after determining it was likely that certain performance goals would be met, the Company recorded the fiscal year 2004 performance unit grants, which are scheduled to vest in September 2007 if performance goals are met. The unrecognized expense for the performance unit grants scheduled to vest in September 2007 is less than $1.

NOTE 16.	SHARE-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Company’s performance unit awards at June 30 is presented below:

		Weighted-Average
	Number of	Grant-Date Fair Value
	Shares	per Share
	(In thousands)

Performance unit awards at June 30, 2006	906	$51
Granted	449	61
Vested and distributed	(45)	33
Forfeited	(57)	58

Performance unit awards at June 30, 2007	1,253	55

Performance units vested and deferred at June 30, 2007	246	40

The nonvested performance units outstanding at June 30, 2007 and 2006, were 1,006,851 and 738,770, respectively, and the weighted average grant date fair value was $58.46 and $54.46 per share, respectively. Total shares vested during fiscal year 2007 were 120,140, which had a weighted average grant date fair value per share of $45.33. The total fair value of shares vested was $8, $6, and zero during fiscal years 2007, 2006 and 2005, respectively. Upon vesting, the recipients of the grants either receive the distribution as shares or, if previously elected by the recipient, as deferred stock. During fiscal years 2007 and 2006, $1 and $3 of the vested awards were paid by the issuance of shares. At June 30, 2007, $5 of fiscal year 2007 deferred stock and $5 of fiscal year 2006 deferred stock are included in additional paid-in capital.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units vest immediately, receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the termination of a director’s service.

During fiscal year 2007, the Company granted 38,393 deferred stock units, reinvested dividends of 2,065 units and distributed 26,190 shares, which had a weighted-average fair value on grant date of $63.36, $64.39 and $43.48 per share, respectively. As of June 30, 2007, 113,954 units were outstanding, which had a weighted-average fair value on grant date of $53.18 per share.

NOTE 17.	LEASES AND OTHER COMMITMENTS

In October 2006, the Company entered into an ITS Agreement with Hewlett-Packard (HP), a third-party service provider. Upon the terms and subject to the conditions set forth in the ITS Agreement, HP is providing certain information technology and related services as well as information technology equipment through an operating lease. The services and operating lease began in March 2007 and will continue through October 2013. The estimated future minimum rental payments, included in the table below, are $17 and the contractual obligations, included in purchase obligations, are $224. Estimates are based on an annual service fee that will be adjusted periodically based upon updates to services and equipment provided. During fiscal year 2007, the Company incurred operating costs of $11 under the agreement.

In addition to the information technology equipment lease, the Company also leases transportation equipment, and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases and the Company’s existing contracts will expire by 2019. The Company expects that in the normal course of

NOTE 17.	LEASES AND OTHER COMMITMENTS (Continued)

business, existing contracts will be renewed or replaced by other leases. The following is a schedule of future minimum rental payments required under the Company’s existing non-cancelable lease agreements:

Future Minimum
Fiscal Year	Rental Payments

2008	$26
2009	23
2010	21
2011	16
2012	14
Thereafter	41

Total	$141

Rental expense for all operating leases was $53, $50, and $46 in fiscal years 2007, 2006 and 2005, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2014. Future minimum rentals to be received under these leases total $6 and do not exceed $2 in any one year.

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include commitments for information technology and related services, advertising, raw material and contract packing purchases, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. At June 30, 2007, the Company’s purchase obligations, including the services related to the ITS Agreement, totaled $253, $97, $55, $47, $44 and $44 for fiscal years 2008 through 2012, and thereafter, respectively.

NOTE 18.	OTHER (INCOME) EXPENSE, NET

The major components of other (income) expense, net for the fiscal years ended June 30 were:

	2007	2006	2005

Henkel Iberica:
Gain on exchange	$—	$—	$(20)
Equity in earnings	—	—	(5)

	—	—	(25)

Interest income	(8)	(10)	(10)
Foreign exchange losses (gains), net	4	—	(8)
Equity in earnings of unconsolidated affiliates	(8)	(7)	(5)
Low-income housing partnership losses (Note 8)	4	15	16
Amortization of trademarks and other intangible assets	5	5	4
Other	1	(5)	5

	(2)	(2)	2

Total other income, net	$(2)	$(2)	$(23)

The Company recorded an $11 benefit ($8 after-tax or $0.04 per diluted share) to other (income) expense, net in fiscal year 2005 to recognize certain currency transaction gains, which accumulated over a four-year period in a foreign subsidiary and are included in foreign exchange losses (gains), net, above. The Company does not believe the foreign currency transaction gains are material to the periods in which they should have been reflected or were and therefore recorded the entire benefit in fiscal year 2005.

NOTE 18.	OTHER (INCOME) EXPENSE, NET (Continued)

In the third quarter of fiscal year 2005, the Company recorded a $13 pretax charge ($9 after-tax or $0.05 per diluted share) in other (income) expense, net to recognize certain partnership operating losses realized in prior fiscal years, the aggregate charge accumulated over the approximate 14-year period during which the Company invested in the partnerships. The Company does not believe these losses are material to the periods in which they should have been reflected or were reflected and, therefore, recorded the entire charge in the third quarter of fiscal year 2005.

NOTE 19.	INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2007	2006	2005

Current
Federal	$196	$178	$209
State	29	20	24
Foreign	37	40	26

Total current	262	238	259

Deferred
Federal	(14)	(15)	(62)
Federal — American Jobs Creation Act	—	(8)	12
State	—	(1)	(5)
Foreign	(1)	(4)	8

Total deferred	(15)	(28)	(47)

Total	$247	$210	$212

The components of earnings from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2007	2006	2005

United States	$508	$516	$587
Foreign	235	137	142

Total	$743	$653	$729

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2007	2006	2005

Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	2.6	1.4	1.7
Tax differential on foreign earnings	(0.7)	(2.4)	(0.6)
Net adjustment of prior year federal and state tax accruals	(1.6)	1.9	(2.9)
Change in valuation allowance	(1.3)	(0.6)	(1.4)
Low-income housing tax credits	(0.7)	(1.4)	(0.9)
Other differences	(0.1)	(1.8)	(1.8)

Effective tax rate	33.2%	32.1%	29.1%

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $57 of undistributed earnings of certain foreign subsidiaries at June 30, 2007, since these earnings are considered indefinitely

NOTE 19.	INCOME TAXES (Continued)

reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $13. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are repatriated.

During fiscal year 2006, the Company repatriated approximately $265 of cash previously held in foreign entities. Of this amount, $111 represented dividends paid under the terms of the American Jobs Creation Act (AJCA) that the Company reinvested in certain qualified activities. All entities whose earnings had been designated as indefinitely reinvested prior to remitting qualified dividends under the terms of the AJCA have reverted back to indefinite reinvestment status as of June 30, 2006.

With respect to the Company’s stock option plans, realized tax benefits in excess of tax benefits recognized in net earnings are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $16, $17 and $22 were realized and recorded to additional paid-in capital for the fiscal years 2007, 2006 and 2005, respectively. In addition, previously recognized tax benefits of $5, relating to the cumulative charge described at Note 16, were reclassified from additional paid-in capital to income tax expense during the fiscal year 2006.

The components of deferred tax assets and liabilities at June 30 are shown below:

	2007	2006

Deferred tax assets
Compensation and benefit programs	$122	$88
Basis difference related to Venture Agreement	30	30
Net operating loss and tax credit carryforwards	17	20
Inventory costs	13	10
Other	24	23

Subtotal	206	171
Valuation allowance	(22)	(26)

Total deferred tax assets	184	145

Deferred tax liabilities
Fixed and intangible assets	(148)	(168)
Low-income housing partnerships	(21)	(24)
Accruals and reserves	(19)	(14)
Unremitted foreign earnings	(15)	(11)
Other	(26)	(24)

Total deferred tax liabilities	(229)	(241)

Net deferred tax liabilities	$(45)	$(96)

The net deferred tax assets and liabilities included in the consolidated balance sheet at June 30 were as follows:

	2007	2006

Current deferred tax assets	$31	$24
Noncurrent deferred tax assets	14	9
Noncurrent deferred tax liabilities	(90)	(129)

Net deferred tax liabilities	$(45)	$(96)

NOTE 19.	INCOME TAXES (Continued)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 were as follows:

	2007	2006

Valuation allowance at beginning of year	$(26)	$(33)
Decrease in foreign net operating loss carryforward	4	7

Valuation allowance at end of year	$(22)	$(26)

At June 30, 2007, the Company had federal foreign tax credit carryforwards of $7 with an expiration date in fiscal year 2016. Tax benefits from foreign net operating loss carryforwards of $8 have expiration dates between fiscal years 2009 and 2017. Tax benefits from foreign net operating loss carryforwards of $2 may be carried forward indefinitely.

At June 30, 2006, the Company had federal foreign tax credit carryforwards of $5 with an expiration date in fiscal year 2016. In addition, the Company had income tax credit carryforwards in foreign jurisdictions of $1 with an expiration date in fiscal year 2008. Tax benefits from foreign net operating loss carryforwards of $11 have expiration dates between fiscal years 2007 and 2016. Tax benefits from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

In June 2007, the Company reached agreement with the IRS resolving all remaining tax issues originally arising in the period from 1997 through 2000. As a result of the settlement agreement, the Company paid $11 in federal taxes and interest for the years 1997 through 2000 in the fourth quarter of fiscal year 2007. The Company had previously accrued for these contingencies.

In April 2005, the Company reached an agreement with the IRS resolving certain tax issues originally arising in the period from 1997 through 2000. As a result of the settlement agreement, the Company paid $94 (excluding $6 of tax benefits) in fiscal year 2005 and $151 (excluding $13 of tax benefits) in fiscal year 2006, respectively. The Company had previously accrued for this contingency and released approximately $23 in tax accruals related to this matter in fiscal year 2005.

In 2006, the IRS completed audits of the Company’s income tax returns through fiscal year 2002, and additional tax matters related to these audits are being reviewed at the IRS appeals level.

In fiscal year 2008, the Company will adopt FIN 48, Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109. See Note 1 for the anticipated impact of the adoption.

NOTE 20.	EMPLOYEE BENEFIT PLANS

The Company adopted SFAS No. 158 at the end of fiscal year 2007. The Company applied the modified prospective transition method and prior periods were not restated. The incremental effect of applying SFAS No. 158 in the balance sheet as of June 30, 2007, was as follows:

	Prior to	Effect of
	Adoption of	Adopting	As Reported
	SFAS No. 158	SFAS No. 158	June 30, 2007

Retirement income assets	$106	$(67)	$39
Deferred tax assets	3	24	27

	$109	$(43)	$66

Retirement income liabilities	(104)	(9)	(113)
Retirement health care liabilities	(83)	13	(70)

	$(187)	$4	$(183)

Accumulated other comprehensive loss	$5	$39	$44

Items not yet recognized as a component of post retirement expense as of June 30, 2007, consisted of:

	Retirement	Retirement
	Income	Health Care

Prior service benefit	$—	$(7)
Net actuarial loss/(gain)	84	(6)
Deferred income taxes	(32)	5

Accumulated other comprehensive loss/(income)	$52	$(8)

In fiscal year 2008, the Company expects to recognize, on a pretax basis, approximately $2 of the prior year service benefit and $7 of the net actuarial loss as a component of net periodic benefit cost.

retirement income plans

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per years of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of marketable equity and debt security investments. The Company made contributions of $10, $10 and zero to its domestic qualified retirement income plans in fiscal years 2007, 2006 and 2005, respectively. The Company has also contributed zero, zero and $1 to its foreign retirement income plans for fiscal years 2007, 2006 and 2005, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.

retirement health care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation (APBO) was 10% for medical and 12% for prescription drugs for fiscal year 2007. These rates have been assumed to gradually decrease by 1% for each year until an assumed ultimate trend of 5% is reached in 2012 for medical and 2014 for prescription drugs. The healthcare cost trend rate assumption has an effect on the amounts reported. The effect of a one percentage point increase or decrease in the assumed healthcare cost trend rate on the total service and interest cost components and the postretirement benefit obligation was approximately $1 at June 30, 2007, 2006 and 2005.

NOTE 20.	EMPLOYEE BENEFIT PLANS (Continued)

Summarized information for the Company’s retirement income and healthcare plans at and for the fiscal year ended June 30:

	Retirement Income		Retirement Health Care
	2007	2006	2007	2006

Change in benefit obligations:
Benefit obligation at beginning of year	$453	$530	$77	$84
Service cost	11	12	2	2
Interest cost	28	25	4	4
Employee contributions to deferred compensation plans	5	5	—	—
Actuarial loss (gain)	7	(84)	(9)	(9)
Translation adjustment	1	—	—	—
Benefits paid	(39)	(35)	(4)	(4)

Benefit obligation at end of year	466	453	70	77

Change in plan assets:
Fair value of assets at beginning of year	355	339	—	—
Actual return on plan assets	56	30	—	—
Employer contributions to qualified and nonqualified plans	19	20	4	4
Translation adjustment	1	—	—	—
Benefits paid	(39)	(35)	(4)	(4)

Fair value of plan assets at end of year	392	354	—	—

Unfunded status	(74)	(99)	(70)	(77)
Unrecognized prior service cost	—	(2)	—	(9)
Unrecognized loss	—	118	—	3

Prepaid (accrued) benefit cost	$(74)	$17	$(70)	$(83)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$39	$106	$—	$—
Current accrued benefit liability	(10)	—	(5)	—
Non-current accrued benefit liability	(103)	(99)	(65)	(83)
Accumulated other comprehensive net losses, before deferred tax benefits	—	10	—	—

Net amount recognized	$(74)	$17	$(70)	$(83)

The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for those pension plans with an ABO in excess of plan assets were $55, $48, and zero, respectively at June 30, 2007 and $51, $47, and zero, respectively, at June 30, 2006. The PBO, ABO and fair value of plan assets for other retirement income plans, including the nonqualified deferred compensation plans, with an ABO in excess of plan assets were $58, $58, and zero, respectively, at June 30, 2007 and $51, $51, and zero, respectively, at June 30, 2006. The ABO for pension plans was $397 and $391 at June 30, 2007 and 2006. The ABO for all retirement income plans increased by $13 in fiscal year 2007. The Company uses a June 30 measurement date.

At June 30, 2006, the Company recorded additional minimum pension liabilities of $10 which was included in accumulated other comprehensive net losses, with an offset to other liabilities. The additional minimum liability was required when the ABO is greater than the fair market value of plan assets and represents the excess of the ABO over the accrued benefit cost. The additional minimum liability is no longer required under SFAS No. 158. At

NOTE 20.	EMPLOYEE BENEFIT PLANS (Continued)

June 30, 2006, the Company recorded deferred taxes of $4 associated with the additional minimum liabilities with an offset to accumulated other comprehensive net losses.

The net retirement income and healthcare plans costs for the fiscal year ended June 30 include the following components:

				Retirement
	Retirement Income			Health Care
	2007	2006	2005	2007	2006	2005

Components of net periodic benefit cost
Service cost	$11	$12	$13	$2	$2	$2
Interest cost	28	25	26	4	4	5
Expected return on plan assets	(27)	(27)	(28)	—	—	—
Amortization of unrecognized items	9	14	8	(2)	(1)	(2)

Total net periodic benefit cost	$21	$24	$19	$4	$5	$5

The target allocations and weighted average asset allocations of the investment portfolio for the Company’s domestic qualified retirement income plan at June 30 are:

		% of Plan
		Assets
	% Target	at June 30
	Allocation	2007	2006

Asset Category
U.S. equity	50%	49%	57%
International equity	20	20	19
Fixed income	25	24	24
Other	5	7	—

Total	100%	100%	100%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation. The discount rate assumption is determined annually based on the Moody’s Aa-rated long-term bond yield index, which approximate the timing and cash outflows of the Company’s defined benefit payments. The target asset allocation was determined based on the risk tolerance characteristics of the plan and, at times, may be adjusted to achieve the Company’s overall investment objective and to minimize any concentration of investment risk. The Company’s objective is to invest plan assets in a manner that will generate resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations at June 30 are as follows:

	Retirement Income		Retirement Health Care
	2007	2006	2007	2006

Benefit Obligation
Discount rate
Range	5.50% to 6.25%	5.50% to 6.25%	5.50% to 6.25%	5.75% to 6.25%
Weighted average	6.22%	6.23%	6.19%	6.22%
Rate of compensation increase
Range	3.50% to 5.50%	3.50% to 5.50%	n/a	n/a
Weighted average	4.18%	4.17%	n/a	n/a

NOTE 20.	EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit expenses (income) for the fiscal year ended June 30, are as follows:

	Retirement Income
	2007	2006	2005

Net periodic expense (income)
Discount rate
Range	5.50% to 6.25%	5.00% to 5.25%	5.50% to 6.50%
Weighted average	6.23%	5.01%	6.49%
Rate of compensation increase
Range	3.50% to 5.50%	3.50% to 5.50%	3.50% to 5.50%
Weighted average	4.17%	4.17%	4.17%
Expected return on plan assets
Range	6.50% to 8.25%	6.50% to 8.25%	6.50% to 8.25%
Weighted average	8.17%	8.18%	8.18%

	Retirement Health Care
	2007	2006	2005

Net periodic expense (income)
Discount rate
Range	5.75% to 6.25%	5.00% to 5.25%	6.25% to 6.50%
Weighted average	6.22%	5.01%	6.49%

Expected benefit payments for the Company’s pension and other postretirement plans are as follows:

	Income	Health Care

2008	$33	$5
2009	32	5
2010	33	6
2011	34	6
2012	34	6
Fiscal years 2013 — 2017	177	29

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The cost of those plans is based on the Company’s profitability and level of participants’ deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on Company performance targets including sales growth, earnings per share and certain other metrics. The aggregate cost of the defined contribution plans was $26, $25 and $22 in fiscal years 2007, 2006 and 2005, respectively, including $21, $21 and $18, respectively, of discretionary contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $3, $2 and $2 in fiscal years 2007, 2006 and 2005, respectively.

NOTE 21.	SEGMENT REPORTING

Information regarding the Company’s reportable segments is shown below. Each segment is individually managed with separate reportable results that are reviewed regularly by the chief operating decision makers. Intersegment sales are insignificant. The reportable segments include:

•	Household Group — North America: Includes U.S. laundry, cleaning, water-filtration, auto-care and professional products, and all products marketed in Canada.

•	Specialty Group: Includes the plastic bags, wraps and containers businesses, charcoal, cat litter and food products marketed in the United States.

•	International: Includes operations outside the United States and Canada.

Corporate includes certain nonallocated administrative costs, amortization of trademarks and other intangible assets, interest income, interest expense, foreign exchange gains and losses, and other nonoperating income and expense. Corporate assets include cash and cash equivalents, the Company’s headquarters and research and development facilities, information systems hardware and software, pension balances, and other investments.

		Household	Specialty			Total
	Fiscal Year	Group	Group	International	Corporate	Company

Net sales	2007	$2,140	$1,990	$717	$—	$4,847
	2006	2,113	1,892	639	—	4,644
	2005	2,013	1,788	587	—	4,388
Earnings (losses) from continuing operations before income taxes	2007	671	534	141	(603)	743
	2006	671	460	129	(607)	653
	2005	629	435	123	(458)	729
Equity in earnings of affiliates	2007	—	—	8	—	8
	2006	—	—	7	—	7
	2005	—	—	13	(1)	12
Identifiable assets	2007	1,449	892	716	609	3,666
	2006	1,356	893	581	786	3,616
Capital expenditures	2007	36	70	10	31	147
	2006	34	81	14	51	180
	2005	39	61	9	42	151
Depreciation and amortization	2007	42	68	14	68	192
	2006	43	63	16	66	188
	2005	41	64	10	68	183
Significant non-cash charges included in earnings from continuing operations before income taxes:
Asset impairment costs	2007	—	4	—	—	4
	2006	—	—	—	—	—
	2005	—	26	3	—	29
Share-based compensation(1)	2007	—	—	—	49	49
	2006	—	—	—	77	77
	2005	—	—	—	11	11

(1)	Included in fiscal year 2006 were pretax charges of $25 related to non-cash historical stock option compensation expense.

Included in the fiscal year 2006 Corporate segment losses from continuing operations before income taxes was a charge of $11 ($7 after-tax) related to the retirement of the former chairman and CEO from his positions. The after-tax charge includes $4 related to expected accelerated vesting of certain non-cash stock compensation and $3 in

NOTE 21.	SEGMENT REPORTING (Continued)

connection with expected salary continuation in accordance with the terms of the Company’s stock compensation and long-term disability plans.

The $20 gain recorded in fiscal year 2005 on the exchange of Henkel Iberica was included in the Corporate segment.

Net sales to the Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, were 26% of consolidated net sales in fiscal years 2007, 2006 and 2005, and occurred primarily within the Household Group — North America and Specialty Group segments. No other customers exceeded 10% of consolidated net sales in any year. During fiscal years 2007, 2006 and 2005, the Company’s five largest customers accounted for 42%, 41% and 40% of its net sales, respectively.

Sales of Glad® trash bags represented approximately 14%, 14% and 12%, respectively, of total consolidated net sales in fiscal year 2007, 2006 and 2005. Sales of Clorox® liquid bleach represented approximately 12%, 13% and 11%, respectively, of total consolidated net sales in fiscal year 2007, 2006 and 2005. No other product line exceeded 10% of total consolidated net sales in either fiscal year 2007, 2006 or 2005.

Net sales and long-lived assets by geographic area at and for the fiscal years ended June 30 were as follows:

				Total
	Fiscal Year	United States	Foreign	Company

Net sales	2007	$3,977	$870	$4,847
	2006	3,878	766	4,644
	2005	3,692	696	4,388
Long-lived assets	2007	847	129	976
	2006	887	117	1,004

NOTE 22.	GUARANTEES

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks, pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. The Company’s aggregate maximum exposure from these agreements is $291, which consists primarily of an indemnity of up to $250 made to Henkel in connection with the Share Exchange Agreement, subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal and other matters.

In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel’s taxes on the transaction if the Company’s actions result in a breach of the representations and warranties in a manner that causes the share-exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount, and the Company does not have the information that would be required to calculate this exposure. The Company does note, however, that the potential tax exposure, if any, could be very significant as the Company believes Henkel’s tax basis in the shares exchanged is low, and the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed prior to the expiration of the statute of limitations period for assessing taxes on the share exchange transaction.

NOTE 22.	GUARANTEES (Continued)

The Company is a party to letters of credit of $24, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2007.

NOTE 23.	UNAUDITED QUARTERLY DATA

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year

Fiscal year ended June 30, 2007
Net sales	$1,161	$1,101	$1,241	$1,344	$4,847

Cost of products sold	$663	$639	$704	$750	$2,756

Earnings from continuing operations	$112	$91	$129	$164	$496
Earnings from discontinued operations, net of tax	—	5	—	—	5

Net earnings	$112	$96	$129	$164	$501

Per common share:
Net earnings
Basic
Continuing operations	$0.74	$0.60	$0.85	$1.08	$3.28
Discontinued operations	—	0.03	—	—	0.03

Net earnings	$0.74	$0.63	$0.85	$1.08	$3.31

Diluted
Continuing operations	$0.73	$0.59	$0.84	$1.07	$3.23
Discontinued operations	—	0.03	—	—	0.03

Net earnings	$0.73	$0.62	$0.84	$1.07	$3.26

Dividends per common share	$0.29	$0.31	$0.31	$0.40	$1.31
Market price (NYSE)
High	$64.16	$66.00	$67.50	$69.36	$69.36
Low	56.17	62.83	60.96	61.38	56.17
Year-end					62.10

NOTE 23.	UNAUDITED QUARTERLY DATA (Continued)

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year

Fiscal year ended June 30, 2006
Net sales	$1,104	$1,064	$1,157	$1,319	$4,644

Cost of products sold	$638	$628	$677	$742	$2,685

Earnings from continuing operations(1)	$108	$83	$110	$142	$443
Earnings from discontinued operations, net of tax	1	—	—	—	1

Net earnings	$109	$83	$110	$142	$444

Per common share:
Net earnings
Basic
Continuing operations	$0.71	$0.56	$0.73	$0.94	$2.94
Discontinued operations	0.01	—	—	—	0.01

Net earnings	$0.72	$0.56	$0.73	$0.94	$2.95

Diluted
Continuing operations	$0.70	$0.55	$0.72	$0.92	$2.89
Discontinued operations	0.01	—	—	—	0.01

Net earnings	$0.71	$0.55	$0.72	$0.92	$2.90

Dividends per common share	$0.28	$0.29	$0.29	$0.29	$1.15
Market price (NYSE)
High	$58.11	$57.96	$63.53	$65.61	$65.61
Low	54.30	52.50	56.38	58.54	52.50
Year-end					60.97

(1)	In the fourth quarter of fiscal year 2006, the Company recorded a pretax cumulative charge of $25 ($16 after-tax) resulting from non-cash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. The Company does not believe these expenses are material to the periods in which they should have been reflected and therefore recorded the entire charge in the fourth quarter of fiscal year 2006.

NOTE 24.	SUBSEQUENT EVENT

On August 10, 2007, the Company entered into an accelerated share repurchase (ASR) program with two investment banks. Under the ASR program, the Company repurchased $750 of its shares of common stock from the investment banks for an initial per share amount of $59.59, subject to adjustment. The Company financed the purchase of its shares with cash and commercial paper. Final settlement of the ASR program is scheduled to take place by January 2008. The final number of shares the Company is repurchasing under the terms of the agreement and the timing of the final settlement will depend on prevailing market conditions, the final discounted volume weighted average share price over the term of the ASR program and any other customary adjustments. As part of the final settlement, the Company may receive additional shares from the investment banks or may be required to pay to investment banks a price adjustment. The price adjustment may be made in common stock or cash, at the Company’s election. As this ASR occurred subsequent to June 30, 2007, it is not reflected in the accompanying Consolidated Financial Statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2007 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young, LLP has audited the effectiveness of the Company’s internal control over financial reporting and management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2007 and 2006, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Notes to the consolidated financial statements, on June 30, 2007, the Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, and changed its method of recognizing the funded status of its defined benefit postretirement plans. Also, effective July 1, 2005, the Company changed its method for accounting for share-based compensation to conform with SFAS No. 123-R, Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company’s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 23, 2007 expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

San Francisco, California
August 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Clorox Company maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The Clorox Company maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company as of June 30, 2007 and 2006, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007, and our report dated August 23, 2007 expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

San Francisco, California
August 23, 2007

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

Years Ended June 30	2007(2)	2006(1)	2005(2)	2004	2003(2)

Dollars in millions, except per share data
OPERATIONS
Net sales	$4,847	$4,644	$4,388	$4,162	$3,986
Gross profit	2,091	1,959	1,895	1,831	1,815
Earnings from continuing operations	496	443	517	490	461
Earnings from discontinued operations, net of tax	5	1	579	59	32

Net earnings	$501	$444	$1,096	$549	$493

COMMON STOCK
Earnings per common share
Continuing operations
Basic	$3.28	$2.94	$2.92	$2.31	$2.11
Diluted	3.23	2.89	2.88	2.28	2.08
Dividends declared per common share	$1.31	$1.15	$1.11	$1.35	$0.88
OTHER DATA
Total assets	$3,666	$3,616	$3,617	$3,834	$3,652
Long-term debt	1,462	1,966	2,122	475	495

(1)	In fiscal year 2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123-R, Share-Based Payment, as interpreted by Securities and Exchange Commission Staff Accounting Bulletin No. 107.

(2)	In fiscal year 2005, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KGaA’s interest in Clorox common stock. In fiscal year 2003, the Company announced its intent to sell its business in Brazil, closed its offices in Brazil, and sold nearly all of the remaining assets of this business; in fiscal year 2007, the Company sold certain assets remaining from its discontinued operation in Brazil.